The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-121560
SUBJECT TO COMPLETION, DATED APRIL 21, 2005
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 11, 2005)
3,000,000 shares
Common Stock
         Goodrich Petroleum Corporation is offering 2,800,000 shares of common stock. The selling stockholder identified in this prospectus supplement is offering an additional 200,000 shares. Goodrich will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder.
The common stock is listed on the New York Stock Exchange under the symbol “GDP.” On April 20, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $18.28 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 4 of the accompanying prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Goodrich Petroleum (before expenses)	$	$
Proceeds to the selling stockholder (before expenses)	$	$

      We have granted the underwriters a 30-day option to purchase up to 450,000 shares at the public offering price, less the underwriters’ discount to cover any over-allotments.
Delivery of the shares will be made on or about                           , 2005.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.
Bear, Stearns & Co. Inc.

Johnson Rice & Company L.L.C.

Simmons & Company
International
The date of this prospectus supplement is                           , 2005

ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.
      If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the selling stockholder have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the selling stockholder are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
      Some of the information, including all of the estimates and assumptions, contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference contain forward-looking statements. These statements use forward-looking words such as “anticipate,” “believe,” “expect,” “estimate,” “may,” “project,” “will,” or other similar expressions and discuss “forward-looking” information, including the following:

•	anticipated capital expenditures;

•	production;

•	future cash flows and borrowings;

•	pursuit of potential future acquisition opportunities; and

•	sources of funding for exploration and development.
      Although we believe that these forward-looking statements are based on reasonable assumptions, our expectations may not occur and we cannot guarantee that the anticipated future results will be achieved. A number of factors could cause our actual future results to differ materially from the anticipated future results expressed in this prospectus, any prospectus supplement and the documents we have incorporated by reference. These factors include, among other things:

•	the volatility of natural gas and oil prices;

•	the requirement to take writedowns if natural gas and oil prices decline;

•	our ability to replace, find, develop and acquire reserves;

•	our ability to meet our substantial capital requirements;

•	our outstanding indebtedness;

•	the uncertainty of estimates of natural gas and oil reserves and production rates;

•	operating risks of natural gas and oil operations;

•	dependence upon operations concentrated in two primary areas;

•	delays due to weather or availability of pipeline crews or equipment;

i

•	drilling risks;

•	our hedging activities;

•	governmental regulation;

•	environmental matters;

•	competition; and

•	our financial results being contingent upon purchasers of our production meeting their obligations.
      Other factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2004.
      When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. We will not update these forward-looking statements unless the securities laws require us to do so.

ii

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. In this prospectus supplement, the terms “Goodrich Petroleum Corporation,” “Goodrich,” “we,” “us,” “our” and similar terms mean Goodrich Petroleum Corporation and its subsidiaries. We have provided definitions for some of the oil and gas industry terms used in this prospectus supplement in the Glossary beginning on page S-37 of this prospectus supplement.
Goodrich Petroleum Corporation
      We are an independent oil and gas company engaged in the exploration, exploitation, development and production of oil and natural gas properties primarily in the Cotton Valley Trend of East Texas and Northwest Louisiana and in the transition zone of South Louisiana. At December 31, 2004, we owned working interests in 89 active oil and gas wells located in 18 fields. At December 31, 2004, we had estimated proved reserves of approximately 5.6 million barrels of oil and condensate and 67.7 billion cubic feet, or Bcf, of natural gas, or an aggregate of 101.2 Bcf equivalent, or Bcfe, with a pre-tax present value of future net revenues, discounted at 10%, of $241.5 million and an after-tax present value of future net revenues of $180.7 million.
      For the year ended December 31, 2004, we participated in the drilling of 20 wells (15.9 net) with a success rate of 90%. In 2004, we increased average daily production from continuing operations to 20,957 Mcfe per day, from 16,820 Mcfe per day for the year ended December 31, 2003, resulting in an increase of approximately 25%. For the two-year period ended December 31, 2004, we participated in the drilling of 32 gross wells (22.2 net wells) with a success rate of approximately 70%. From December 31, 2003 to December 31, 2004, our net proved reserves increased from 77.7 Bcfe to 101.2 Bcfe, an increase of approximately 30%.
      As of December 31, 2004, approximately 52% of our proved reserves were located in the transition zone of South Louisiana, 43% were located in the Cotton Valley Trend and 5% were primarily located in other regions in Louisiana and Texas. We expect that our drilling efforts and capital expenditures will focus increasingly on the Cotton Valley Trend, where approximately 70% of our 2005 capital expenditure budget is allocated and approximately 90% of our over 53,000 gross current undeveloped acres are located. We operate approximately 75% of our total properties and all of our Cotton Valley Trend properties and retain a high degree of operational control over our asset base with an average working interest of approximately 53% as of December 31, 2004. We expect that our average working interest in future Cotton Valley Trend wells will be approximately 90%, which provides us with a significant controlling interest in a multi-year inventory of drilling locations, positioning us for continued reserve and production growth through our drilling operations. We have drilled 22 wells in the Cotton Valley Trend as of April 20, 2005, with a success rate of 100%.
      As of March 31, 2005, we had spent approximately $18.0 million of our 2005 capital expenditure budget. On April 14, 2005, our board of directors authorized an increase to our 2005 capital expenditure budget up to approximately $95.0 million, subject to quarterly approval. We expect to increase our 2005 drilling activities and associated capital expenditures with the net proceeds from this offering primarily through accelerated drilling in the Cotton Valley Trend.
      The equity ownership of our board of directors and management team is strongly aligned with the interests of our shareholders. As of April 20, 2005, our directors and executive officers beneficially owned 12,250,951 shares, or approximately 57% of our outstanding common stock.
      Our principal executive offices are located at 808 Travis Street, Suite 1320, Houston, Texas 77002. We also have an office in Shreveport, Louisiana. At March 31, 2005, we had 52 employees. We maintain an internet website at http://www.goodrichpetroleum.com; however, the information found on our website is not part of this prospectus supplement or the accompanying prospectus.

Business Strategy
      Our business strategy is to provide long term growth in net asset value per share, through the growth and expansion of our oil and gas reserves and production. We focus on adding reserve value through the careful evaluation and aggressive pursuit of oil and gas drilling and acquisition opportunities. For the past year, we have increasingly focused our efforts on our relatively low risk development drilling program in the Cotton Valley Trend, while maintaining our drilling activities in select high impact well locations in South Louisiana.
      Several of the key elements of our strategy are the following:

•	Exploit and Develop Existing Property Base. We seek to maximize the value of our existing assets by developing and exploiting our properties with the lowest risk and the highest production and reserve growth potential. We intend to concentrate on developing our multi-year inventory of drilling locations in the Cotton Valley Trend while selectively pursuing exploitation and development opportunities on our South Louisiana transition zone properties. We are continually performing field studies of our existing properties and reevaluating exploration and development opportunities using advanced technologies.

•	Focus on Low Operating Costs. We continually seek ways to minimize lease operating expenses and overhead expenses. We believe our low cost structure is a result of our management’s effective cost control focus and our high-quality asset base. We will continue to seek to control costs to the greatest extent possible by controlling our operations. As we continue to develop our Cotton Valley Trend properties, our overall operating costs per Mcfe are expected to decrease due to the lower cost nature of our Cotton Valley operations.

•	Selectively Grow Through Exploration. We conduct an active exploration program, both within and outside our existing properties, that is designed to complement our lower risk exploitation and development efforts with moderate risk exploration projects offering greater production and reserve growth potential. We utilize 3-D seismic data and other technical applications, as appropriate, to manage our exploration risk. We will also attempt to reduce our risk on exploration projects when appropriate through the sale of working interests to outside drilling partners on a promoted basis.

•	Pursue Strategic Acquisitions and Divestitures. We concentrate our efforts in areas where we can apply our technical expertise and where we have significant operational control or experience. To leverage our extensive regional knowledge base, we seek to acquire leasehold acreage with significant drilling potential in areas, such as the Cotton Valley Trend and South Louisiana, which exhibit similar characteristics to our existing properties. We continually strive to rationalize our portfolio of properties by selling marginal properties in an effort to redeploy capital to exploitation, development and exploration projects which offer a potentially higher overall return.

•	Maintain an Active Hedging Program. We actively manage our exposure to commodity price fluctuations by hedging meaningful portions of our expected production through the use of derivatives, typically fixed price swaps. The level of our hedging activity and the duration of the instruments employed depend upon our view of market conditions, available hedge prices and our operating strategy. For the last nine months of 2005, we currently have 15,000 Mmbtu per day of gas hedged at an average price of $6.56 per Mmbtu and 1,000 Bbls per day of oil hedged at an average price of $36.12 per Bbl. For the full year 2006, we currently have an average of 9,500 Mmbtu per day of gas hedged at an average price of $6.94 per Mmbtu and 375 Bbls per day of oil hedged at an average price of $48.12 per Bbl.

Competitive Strengths
      We have a number of strengths that we believe will help us successfully execute our strategy:

•	Balanced, Multi-year Portfolio of Attractive Drilling Locations. Our balance of long-lived Cotton Valley Trend reserves and potential high-return South Louisiana drilling allows us to increase our near term production rates and cash flow while building our reserve base and lengthening our average reserve life.

•	Cotton Valley Trend. Our reserves in the Cotton Valley Trend, where we plan to increasingly focus our drilling efforts and capital expenditures, are generally characterized as long-lived, with predictable geologic attributes and consistent reservoir characteristics. We believe our existing acreage position provides us with an extensive inventory of drilling opportunities for many years. We are in the initial phase of development of our Cotton Valley Trend acreage. We have drilled 22 wells as of April 20, 2005 with a success rate of 100%, and we believe that there are a substantial number of drilling opportunities, both proven and unproven, on our acreage. We have identified approximately 1,000 potential drilling locations on our 48,000 gross (43,000 net) acres using anticipated spacing of 40 acres. Based on our Cotton Valley Trend development in near offset fields and our drilling and production experience in the Cotton Valley Trend, as well as third party engineering analysis, we believe most of these new wells can recover commercial reserves economically using well spacing of 40 acres. The number of sites we will drill ultimately depends on a variety of factors including the success of future exploration and development drilling on 40 acre spacing, the availability of capital, lease expirations and general economic factors. We are continuing to expand our position in the Cotton Valley Trend and have increased our average working interest in future wells on our existing acreage in the Cotton Valley Trend to approximately 90%.

•	South Louisiana. As of December 31, 2004, approximately 52% of our proved oil and natural gas reserves were in the transition zone of South Louisiana, which has historically been our core operating area. Since 1995 through December 31, 2004, we drilled 97 gross wells and completed 66 gross wells, for a success rate of approximately 68%. Our reserves in South Louisiana are generally characterized by high initial production volumes and cash flows. Based on internal estimates and our South Louisiana development and drilling experience, we have identified approximately 125 potential drilling and recompletion projects. The number of projects we will drill and recomplete ultimately depends on a variety of factors including the success of future exploration and development drilling and recompletion, the availability of capital, lease expirations and general economic factors. We currently plan to spend capital expenditures of $27 million in 2005 to drill 7 exploratory wells, 9 developmental wells and recomplete 4 wells.

•	Record of Efficient Reserve and Production Growth. We have experienced steady proved reserve and production growth over the past three years primarily through our successful drilling and acreage acquisition programs. Our proved reserves increased from 77.7 Bcfe as of December 31, 2003, to 101.2 Bcfe as of December 31, 2004, an increase of approximately 30%. Over this same period, our production increased from 6.1 Bcfe for the year ended December 31, 2003, to 7.7 Bcfe for the year ended December 31, 2004, an increase of approximately 25%. During 2004, we added proved reserves of approximately 48.3 Bcfe of natural gas and approximately 2.0 million Bbls of crude oil or 60.2 Bcfe, approximately 83% of which were classified as proved undeveloped. All of these additions are related to new discoveries resulting from our drilling program. In 2004, our exploration and development capital expenditures were $46.9 million, which included approximately $2.5 million of 3-D seismic expense. Solely on the basis of our 2004 historical exploration and development capital expenditures of $46.9 million, our F&D costs were approximately $0.78 per Mcfe of total proved reserves added in 2004. By adding an estimated $63.2 million for future development costs associated with our 2004 proved reserve additions to our 2004 historical expenditures, our F&D costs were approximately $1.83 per Mcfe of total proved reserves added in 2004. Our reserve replacement ratio for 2004 was 777% of production without considering reserve revisions, and 423% when factoring in reserve revisions. For information about our proved reserve additions and F&D costs in 2004, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — 2004 Reserve Additions and Finding Costs” included in this prospectus supplement.

•	Operational Control. We retain sufficient interests in our wells and leases to maintain operational control in order to manage the timing of our field exploitation and development and the level and allocation of our capital and operational expenditures. As of December 31, 2004, we operated approximately 75% of our producing wells and controlled an average working interest in our producing wells of approximately 53%. We expect to operate substantially all of our planned drilling in the Cotton Valley Trend with an average working interest of approximately 90% on future wells. We believe this flexibility to pursue operated exploitation and development of our current inventory provides us with a useful competitive advantage and more predictable results.

•	Experienced Management Team. We believe that our management team has successfully demonstrated its ability to grow our operations and create value both organically and through strategic acquisitions. Our five corporate officers average over 20 years of experience working in and servicing the industry. We believe we have assembled a management and operational team with extensive experience and core competencies in our operating areas which will continue to enable us to execute on our strategy.

•	Financial Flexibility. We are committed to maintaining a conservative financial position to preserve our financial flexibility. As of December 31, 2004, as adjusted for our drawing of $7.5 million under Tranche B of our credit facility, this offering and the application of the anticipated net proceeds as described in “Use of Proceeds,” all of our debt outstanding would have been retired and we would have $59.0 million available under our senior credit facility. Based on our capital expenditure budget for 2005, we believe that our operating cash flow, the proceeds from this offering and available borrowing capacity under our credit facility, after reducing outstanding amounts with the proceeds of this offering, will provide us with the financial flexibility to pursue our planned exploration and development activities, mainly in the Cotton Valley Trend, as well as provide capital which could be used to both further accelerate our development activities and pursue strategic acquisitions of either acreage or properties in that region.

Principal Properties
      Cotton Valley Trend. As of December 31, 2004, approximately 43% of our proved oil and natural gas reserves were in the Cotton Valley Trend. Our current Cotton Valley Trend drilling activities are centered about three primary leasehold areas in East Texas and one in Northwest Louisiana:

•	Dirgin-Beckville. The Dirgin-Beckville area is located in Panola County, Texas. We have acquired leases totaling approximately 5,000 gross acres with an average working interest of approximately 90%. As of April 20, 2005, we had successfully drilled eight and completed six Cotton Valley Trend wells in the Dirgin-Beckville area. The seventh and eighth successfully drilled wells are currently being completed, with production expected by the first of May.

•	North Minden. The North Minden area is located in Rusk County, Texas. We have acquired leases totaling approximately 21,000 gross acres with a working interest of 100%. As of April 20, 2005, we had successfully drilled nine and completed seven Cotton Valley Trend wells in the North Minden area. The eighth and ninth successfully drilled wells are currently being completed, with production expected by the first of May.

•	South Henderson. The South Henderson area is located in Rusk County, Texas. We have acquired leases totaling approximately 4,000 gross acres with a working interest of nearly 100%. As of April 20, 2005, we had successfully drilled and completed two Cotton Valley Trend wells in the South Henderson area. Production from the two South Henderson wells was initiated on April 10, 2005 and these wells are currently producing at a combined gross initial production rate of 3,500 Mcfe per day.

•	Bethany-Longstreet. The Bethany-Longstreet field is located in Caddo and DeSoto Parishes in Northwest Louisiana. As of April 20, 2005, we had successfully completed three Cotton Valley Trend wells in the field and were drilling a fourth well. Our initiative in this area began in the third quarter of 2003, when we obtained, via farmout, exploration rights to approximately 18,000 gross acres in the field. We retain continuous drilling rights to the entire block so long as we drill at least one well within 120 days from previous operations. For each productive well drilled under the agreement, we earn an assignment to 160 acres. We began exploration and development drilling activities in the field and completed three successful wells in a shallower formation in the fourth quarter of 2003. We have a 70% working interest in the Bethany-Longstreet field.
For the wells completed to date in the Cotton Valley Trend, the average initial gross production rate per well was approximately 1,500 Mcfe per day. This average initial gross production rate is consistent with the range we originally projected prior to commencing our drilling activities in the Cotton Valley Trend. Initial production from the Cotton Valley Trend wells commenced in June 2004, and taking into account the expected decline, the current gross production from the 18 wells in production is approximately 11,300 Mcfe of gas per day. As of December 31, 2004, our independent reserve engineering firm estimated that the average gross ultimate reserves for the Cotton Valley Trend was approximately 1.2 Bcfe per well on 40 acres spacing.
      South Louisiana. As of December 31, 2004, approximately 52% of our proved oil and natural gas reserves were in the transition zone of South Louisiana. This region refers to the geographic area that covers the onshore and in-land waters of South Louisiana lying in the southern half of Louisiana, which is one of the most prolific oil and natural gas producing sedimentary basins. Our production in this region comes predominately from Miocene and Frio age formations in the following areas:

•	Burrwood and West Delta 83 Fields. The Burrwood/ West Delta 83 fields, located in Plaquemines Parish, Louisiana, were discovered in 1955 by Chevron. We currently have interests in 19 active producing wells in the fields. In the second quarter of 2004, we successfully completed two exploratory wells and one development well in the Burrwood/ West Delta 83 fields. We have a 70% working interest and a 65% working interest, respectively in the exploratory wells, and a 65% working interest in the development well. During the first quarter of 2005, the initial well on our Tunney prospect in the Burrwood/ West Delta 83 field went off production from the initial zone due to reservoir depletion and has recently been recompleted in two sands in a dual completion. For a further discussion of our Tunney well, please read “Recent Developments.”

•	Lafitte Field. The Lafitte field is located in Jefferson Parish, Louisiana and was discovered in 1935 by Texaco. We own a non-operated, 49% working interest in the Lafitte field. We currently have interests in 25 active producing wells in the field.

•	Second Bayou Field. The Second Bayou field is located in Cameron Parish, Louisiana and was discovered in 1955 by the Sun Texas Company. We serve as the operator of eight producing wells, three of which are dually completed, and have an average working interest of approximately 31% in 1,395 gross acres.

•	Plumb Bob Field. The Plumb Bob field is located in St. Martin Parish in southern Louisiana and was originally discovered by Texaco in 1939. In September 2003, we reached an agreement with a subsequent owner to obtain certain rights in the field. The rights include a 70% working interest in oil and gas leases covering approximately 450 acres and 3-D seismic permits with oil and gas lease options covering approximately 17,000 acres. In the fourth quarter of 2003, we began workover activities in the field and restored production capability in three wells, one of which is currently producing. In the fourth quarter of 2003, we also commenced a 30 square mile 3-D seismic survey which was completed in the second quarter of 2004. Processing of the seismic data was completed in late 2004 and our evaluation of the data is ongoing.

•	St. Gabriel Field. The St. Gabriel field is located in Ascension and Iberville Parishes in southern Louisiana and was originally discovered by Shell Oil Company in 1939. In July 2004, we announced that we had acquired a 70% working interest in 3-D seismic permits and oil and gas lease options enabled us to acquire an approximate 30 square mile 3-D seismic survey over the field. We commenced shooting the 3-D seismic survey in July 2004 and data acquisition was completed in September 2004. Processing of the data was completed in November 2004 and our evaluation of the data is ongoing.
      We also maintain ownership interests in acreage and wells in several additional fields in South Louisiana including the (i) Ada field, located in Bienville Parish, (ii) Lake Raccourci field, located in Terrebonne Parish and (iii) Pecan Lake field, located in Cameron Parish.
Recent Developments
      First Quarter 2005 Financial Update. Based on the estimated level of production volumes, we believe that our revenues for the first quarter 2005, before unrealized gains or losses on derivatives, will be in the range of $12.0 million to $14.0 million and that our net cash flow from operations, before changes in working capital, will be in the range of $8.0 million to $9.0 million. In the fourth quarter 2004, we reported revenues, before unrealized gains on derivatives, in the amount of $13.0 million and net cash flow from operations, before changes in working capital, in the amount of $8.2 million. As a result of reservoir depletion in the initial producing zone of our Tunney well in the West Delta 83 field in South Louisiana, and weather-related and pipeline connection delays in the Cotton Valley Trend, we anticipate net production volumes from continuing operations that we report for the first quarter 2005 will be approximately 10% lower than the 2.2 Bcfe that we reported for the fourth quarter 2004 and approximately 10% greater than the 1.8 Bcfe that we reported in the first quarter 2004.
      Operational Update. We currently expect to bring several new wells online during the second quarter 2005, including the following:

•	Cotton Valley Trend. In addition to the 18 wells currently online and producing, we have four additional wells which have been drilled, logged and are in the process of being completed. Of the four wells, two are in the North Minden area and two are in the Dirgin-Beckville area. The four wells are in various stages of completion and we anticipate all four wells will be added to production within the next 30 days. We own a 100% working interest in the two North Minden wells and an approximately 86% working interest in the two Dirgin-Beckville wells.

•	South Louisiana. We have recently recompleted our Tunney well in the West Delta 83 field. The well has been dually completed in the MQ Main and MQ Stringers sands. Both zones have been tested independently and both zones are anticipated to be placed into production in approximately 10 days upon the completion of an additional flowline. The MQ Stringers zone has recently produced at a gross rate of 935 Bbls of oil per day and 1,900 Mcf per day. The MQ Stringers zone is currently shut in while the MQ Main zone is on production. The MQ Main zone is currently producing at a gross rate of approximately 525 Bbls per day and 1,000 Mcf per day. Upon completion of the additional flowline, we expect to be able to increase production and produce both zones at a combined gross rate of approximately 1,750 Bbls of oil per day and 3,500 Mcf per day. We own an approximate 40% blended working interest in the well.
      Drilling Update. The Goodrich Petroleum Company-Perrett 68 No. 1 well, our initial well on the Port Hudson prospect in East Baton Rouge Parish, Louisiana, is currently drilling at approximately 16,500 feet measured depth. This well is an exploratory well to test the Tuscaloosa sands at approximately 17,800 feet measured depth. We own an approximate 49% working interest in the prospect, and our estimated net dry hole cost exposure is approximately $1.1 million. We have also drilled, logged and commenced completion operations on our USA #3 B-20 development well in the Burrwood/ West Delta 83 field, in which we own an approximate 65% working interest. The B-20 well logged pay in three separate sands and production is expected to begin in late April. Additionally, we own an 18% working interest in a non-operated exploratory well that was recently spudded in the Bayou Choupique field in Calcasieu Parish, Louisiana, where our net dry hole cost exposure is estimated to be approximately $380,000.
Related Party Ownership
      Malloy Energy Company, LLC, or MEC owns a 30% working interest in our Bethany-Longstreet, Burrwood/ West Delta 83, Plumb Bob and St. Gabriel fields on a proportionate cost basis pursuant to a participation option we granted to MEC in March of 2002. MEC also acquired an interest in our Port Hudson prospect pursuant to this option. See “Recent Developments — Drilling Update.” The option applied to any acquisitions we made in Louisiana prior to December 31, 2004. Our Chairman, Patrick E. Malloy, III owns a majority of the equity of MEC. In addition, Josiah Austin, a member of our board of directors owns a minority interest in MEC. For a further discussion of the transaction with MEC, please see “Management’s Discussion and Analysis of financial Condition and Results of Operation — Sale of Oil and Gas Properties to Related Party” and Note C to our consolidated financial statements contained in Item 8 of our Annual Report on Form 10-K, incorporated by reference in this prospectus supplement.
      Our five executive officers and several other employees own an aggregate working interest of 5% in the Perrett 68 No. 1 exploratory well in East Baton Rouge Parish, Louisiana. Our interest in this well is described above in “Recent Developments — Drilling Update.” The participating employees are paying their proportionate share of the drilling costs and will pay their proportionate share of the of the completion costs if the well is successful.

THE OFFERING

Common stock offered by Goodrich	2,800,000 shares(1)

Common stock offered by the selling stockholder	200,000 shares

Total shares of common stock offered	3,000,000 shares

Common stock outstanding after this offering	23,850,430 shares(1)(2)

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $47,550,000, or approximately $55,250,000 if the underwriters’ over-allotment option is exercised in full, in each case after deducting underwriting discounts and the estimated offering expenses.

We expect to use the net proceeds primarily to fund our accelerated Cotton Valley Trend drilling program. We will initially use the net proceeds from this offering:

• to repay the $32,000,000 in current borrowings under Tranche A of our senior credit facility;

• to repay the $7,500,000 of borrowings under Tranche B of our senior credit facility; and

• the remainder to fund our capital expenditure budget, primarily for our Cotton Valley Trend drilling program.

We will then reborrow amounts from time to time under our senior credit facility as capital expenditures related to our drilling programs exceed our cash flow from operations in periods subsequent to this offering.

We will not receive any of the proceeds from the sale of our common stock by the selling stockholder. Please read “Use of Proceeds.”

New York Stock Exchange Symbol	GDP

(1)	Excludes shares that may be issued to the underwriters pursuant to their over-allotment option. If the underwriters exercise their over-allotment option in full, we will sell an additional 450,000 shares of our common stock and the total number of shares of our common stock outstanding after this offering will be 24,300,430. We had 21,050,430 shares of our common stock outstanding at April 8, 2005.

(2)	Excludes shares of common stock potentially issuable upon the exercise of stock options and warrants, which as of March 31, 2005 included 523,500 shares potentially issuable upon the exercise of outstanding stock options, 201,502 shares potentially issuable upon the exercise of outstanding warrants and 1,776,500 shares of common stock reserved for future issuance under compensation plans.
RISK FACTORS
      You should carefully consider all information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. In particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” in the accompanying prospectus for a discussion of risks relating to an investment in our common stock.

SUMMARY FINANCIAL DATA
      The following table sets forth summary financial data as of and for each of the three years ended December 31, 2002, 2003 and 2004. These data were derived from our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference herein. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Report on Form 10-K and incorporated by reference in this prospectus supplement.

	Year Ended December 31,

	2002	2003	2004

Income Statement Data:
Revenues
Oil and gas revenues	$18,502,426	$31,663,345	$44,861,110
Unrealized gain on derivatives	—	—	2,317,295
Other	130,702	476,879	151,192

Total revenues	18,633,128	32,140,224	47,329,597

Expenses
Lease operating expenses	7,523,425	6,098,673	7,402,353
Production taxes	1,641,549	2,287,648	3,105,426
Depletion, depreciation and amortization	7,023,462	8,995,632	11,562,234
Exploration	1,019,180	2,248,802	4,426,010
Impairment of oil and gas properties	342,079	335,558	—
General and administrative	4,467,641	5,314,487	5,820,920
Interest expense and other	985,185	1,051,198	1,109,902

Total costs and expenses	23,002,521	26,331,998	33,426,845

Gain (Loss) on sale of assets and litigation judgment	2,941,062	(66,116)	2,168,440

Income (Loss) from continuing operations
Before income taxes	(1,428,331)	5,742,110	16,071,192
Income taxes	(496,498)	2,015,464	(1,706,626)

Net Income (Loss) from continuing operations	(931,833)	3,726,646	17,777,818
Discontinued operations including gain on sale, net of income taxes(1)	(18,884)	196,144	749,533

Net Income (Loss) before cumulative effect	(950,717)	3,922,790	18,527,351
Cumulative effect of change in accounting principle, net of income taxes	—	(205,293)	—

Net Income (Loss)	(950,717)	3,717,497	18,527,351
Preferred stock dividends	639,753	633,463	632,971

Net Income (Loss) applicable to common stock	$(1,590,470)	$3,084,034	$17,894,380

Net Income (Loss) from continuing operations
Per common share — Basic	$(0.05)	$0.21	$0.91

Per common share — Diluted	$(0.05)	$0.18	$0.87

Average common shares outstanding — Basic	17,908,182	18,064,329	19,551,516
Average common shares outstanding — Diluted	17,908,182	20,481,800	20,346,985
Selected Balance Sheet Data (end of period):
Total assets	$78,566,897	$89,182,568	$127,977,080
Total long term debt	18,500,000	20,000,000	27,000,000
Stockholders’ equity	44,607,039	48,058,994	65,307,304
Selected Cash Flow Data:
Net cash provided by operating activities	$5,348,822	$17,047,946	$41,028,395
Net cash provided by (used in) investing activities	4,743,128	(19,499,760)	(45,413,747)
Net cash provided by (used in) financing activities	(6,989,271)	589,290	6,345,710

(1)	Reflects reclassification of prior year results to report the results of operations of non-core properties sold in 2004 as discontinued operations.

SUMMARY PRODUCTION, OPERATING AND RESERVE DATA
      The following table sets forth summary production data, average sales prices and operating expenses from continuing operations for the years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,

	2002	2003	2004

Production(1):
Natural Gas (MMcf)	2,469	3,353	4,818
Oil (MBbls)	432	464	475
Total (MMcfe)(2)	5,062	6,139	7,669
Average Daily Production (Mcfe/d)(2)	13,868	16,820	20,957
Average Sales Prices(1):
Natural gas (per Mcf) realized(3)	$3.09	$5.34	$6.12
Oil (per Bbl) realized(3)	$25.19	$29.64	$32.35
Operating expenses (per Mcfe):
Lease operating	$1.49	$0.99	$0.97
Production taxes	$0.32	$0.37	$0.40
Depreciation, depletion and amortization	$1.39	$1.47	$1.51
Exploration	$0.20	$0.37	$0.58

(1)	Reflects reclassification of prior year amount to report the results of operations of non-core properties sold in 2004 as discontinued operations. Does not include unrealized gain from the ineffective portion of gas hedges in the fourth quarter of 2004.

(2)	Estimated by us using a conversion ratio of one Bbl per six Mcf.

(3)	Realized price includes the effects of hedging.
     The impact of our Cotton Valley Trend drilling program in East Texas and Northwest Louisiana will begin to affect our unit costs to a greater extent in 2005 and is expected to result in a gradual decrease in lease operating and exploration expenses and a gradual increase in depreciation, depletion and amortization expense.
Proved Reserves
      The following table sets forth summary information with respect to our historical net proved reserves as of December 31, 2002, 2003 and 2004 and the present values that have been attributed to these reserves at these dates. Our reserve data and present values shown below are derived from the evaluations performed by Netherland Sewell & Associates, Inc. as of December 31, 2004 and by Coutret and Associates, Inc. as of December 31, 2002 and 2003.

	Year Ended December 31,

	2002	2003	2004

Natural Gas (MMcf)	29,070	30,903	67,682
Oil (MBbls)	7,441	7,805	5,589
Total (MMcfe)(1)	73,720	77,736	101,216
Present value of future net revenues before income taxes (in thousands)(2)	$151,360	$214,620	$241,500
Standardized measure of discounted future net cash flows (in thousands)(3)	$124,262	$163,974	$180,678

(1)	Estimated by us using a conversion ratio of one Bbl per six Mcf.

(2)	The present value of future net revenues attributable to our reserves was prepared using prices in effect at the end of the respective periods presented, discounted at 10% per annum (“PV10”) on a pre-tax basis. Year-end prices per Mcf of natural gas used in making the present value determination as of December 31, 2002, 2003 and 2004 were $4.35, $6.42 and $6.14, respectively. Year-end prices per Bbl of oil used in making the present value determination as of December 31, 2002, 2003 and 2004 were $28.80, $31.75 and $42.72, respectively.

(3)	The standardized measure of discounted future net cash flows represents the present value of future net revenues after income tax discounted at 10% per annum and has been calculated in accordance with SFAS No. 69, “Disclosures About Oil and Gas Producing Activities” and, in accordance with current SEC guidelines, does not include estimated future cash inflows from our hedging programs.
COMMODITY HEDGING ACTIVITY
      We enter into futures contracts or other hedging agreements from time to time to manage the commodity price risk for a portion of our production. We consider these to be hedging activities and, as such, monthly settlements on these contracts are reflected in its crude oil and natural gas sales. Our strategy, which is administered by the Hedging Committee of the Board of Directors, and reviewed periodically by the entire Board of Directors, has been to hedge between 30% and 70% of our production. As of March 31, 2005, all of the commodity hedges utilized by us were in the form of fixed price swaps, where we receive a fixed price and pay a floating price based on the New York Mercantile Exchange quoted prices. As of March 31, 2005, our open forward position on our outstanding commodity hedging contracts, all of which were with BNP Paribas, was as follows:

	Natural Gas		Crude Oil

	Quantity*	Price	Quantity**	Price

First Quarter 2005	10,000	$6.93	1,000	$34.51
Second Quarter 2005	15,000	6.54	1,000	36.09
Third Quarter 2005	15,000	6.53	1,000	35.42
Fourth Quarter 2005	15,000	6.61	1,000	36.85
First Quarter 2006	14,000	$7.05	300	$45.80
Second Quarter 2006	8,000	6.88	400	48.71
Third Quarter 2006	8,000	6.88	400	48.71
Fourth Quarter 2006	8,000	6.88	400	48.71

*	Quantity in Mmbtu per day.
**	Quantity in Bbls per day.
     The hedging contracts summarized above fall within our targeted range of 30% to 70% of our estimated net oil and gas production volumes for the applicable periods of 2005. The fair value of the crude oil and natural gas hedging contracts in place at December 31, 2004 resulted in a liability of $1,834,000. Based on oil and gas pricing in effect at December 31, 2004, a hypothetical 10% increase in oil and gas prices would have increased the liability to $5,519,000 while a hypothetical 10% decrease in oil and gas prices would have decreased the liability to an asset of $1,842,000.
      In the three months ended December 31, 2004, we recognized an unrealized gain on derivatives of $2,317,000 associated with a change in fair value of our natural gas hedges. The change in fair value of derivatives resulted from the determination that our natural gas hedges fell short of the effectiveness guidelines for cash flow hedges for the quarter pursuant to SFAS 133, and thereby caused us to recognize the effect in earnings for the three months and year ended December 31, 2004. As applied to our hedging program, there must be a high degree of correlation between the actual prices received and the hedge prices in order to use hedge accounting. During the fourth quarter, our gas hedges fell slightly below the guidelines for being highly effective and therefore did not qualify for hedge accounting for the quarter relative to our natural gas hedges. This resulted from sales being made throughout the month with hedge settlements being made at month end. The SFAS 133 determination of the effectiveness of our hedges may continue to impact our earnings, both positively and negatively.

USE OF PROCEEDS
      We estimate that the net proceeds to us from this offering will be approximately $47,550,000, or approximately $55,250,000 if the underwriters’ over-allotment option is exercised in full, in each case after deducting underwriting discounts and the estimated offering expenses.
      We expect to use the net proceeds primarily to fund our accelerated Cotton Valley Trend drilling program. We will initially use the net proceeds from this offering:

•	to repay the $32,000,000 in current borrowings under Tranche A of our senior credit facility;

•	to repay the $7,500,000 of borrowings under Tranche B of our senior credit facility; and

•	the remainder to fund our capital expenditure budget, primarily for our Cotton Valley Trend drilling program.
      We will then reborrow amounts under our senior credit facility as capital expenditures related to our drilling programs exceed our cash flow from operations in periods subsequent to this offering. We currently have allocated approximately 70% of our 2005 capital expenditure budget to our drilling program in the Cotton Valley Trend.
      As of March 31, 2005, interest on borrowings under our senior credit facility, including Tranche B, had a weighted average interest rate of 5.8%. The senior credit facility matures on February 25, 2008. Interest under Tranche A of our senior credit facility accrues at a rate calculated, at our option, as either the BNP Paribas base rate plus 0.0% to 0.5%, or LIBOR plus 1.5% to 2.5% (the margin above the BNP Paribas base rate or LIBOR depends on our percentage utilization of the borrowing base). Interest on borrowings under Tranche B accrues at a quarterly rate of LIBOR plus 5.0%. Currently, Tranche B is a term loan. We expect to amend the credit facility to treat Tranche B as a revolver prior to completion of this offering. In the absence of such an amendment, we would not repay the $7,500,000 of Tranche B borrowings with proceeds of the offering and instead would commit these funds to directly fund our capital expenditures, primarily for our Cotton Valley Trend drilling program. Net debt incurred under our senior credit facility within the past year of $7.0 million was used to supplement our cash flows from operating activities of $41.0 million to fund our $48.0 million of capital expenditures. Approximately 60% of our total capital expenditures for 2004 were used for our Cotton Valley Trend drilling program and approximately 40% of which were used to fund our South Louisiana operations.
      We will not receive any of the proceeds from the sale of our common stock by the selling stockholder.

CAPITALIZATION
      The following table shows our capitalization as of December 31, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect our February 25, 2005 drawing of $7,500,000 under Tranche B of our senior credit facility; and

•	on a pro forma as adjusted basis assuming a public offering price of $18.28 per share to reflect the consummation of this offering and the application of the net proceeds therefrom;
      This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference herein.

	December 31, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands)
Cash and cash equivalents	$3,449	$3,449	$16,499

Total long-term debt, including current portion:
Tranche A revolving loan under senior credit facility	$27,000	$27,000	$—
Tranche B term loan under senior credit facility(1)	—	7,500	—
Other debt and obligations under capital leases	—	—	—

Total	27,000	34,500	—

Stockholders’ equity:
Preferred stock $1.00 par value, 10,000,000 shares authorized, 791,968 shares issued and outstanding	792	792	792
Common stock, $0.20 par value, 50,000,000 shares authorized, 20,587,074 shares issued and outstanding; 23,387,074 shares issued and outstanding, as adjusted	4,117	4,117	4,677
Additional paid-in capital	55,409	55,409	102,399
Retained earnings	9,556	9,556	9,556
Unamortized restricted stock awards	(1,762)	(1,762)	(1,762)
Accumulated other comprehensive income (loss)	(2,805)	(2,805)	(2,805)

Total stockholders’ equity	65,307	65,307	112,857

Total capitalization	$92,307	$99,807	$112,857

(1)	We expect to amend our credit agreement to treat the Tranche B term loan as a revolver prior to the completion of this offering.

PRICE RANGE OF COMMON STOCK
      Our common stock is traded on the New York Stock Exchange under the symbol “GDP.”
      At April 8, 2005, the number of holders of record of our common stock without determination of the number of individual participants in security positions was 1,660 with 21,050,430 shares outstanding. High and low sales prices for our common stock for each calendar quarter are as follows:

	Sales Price

	High	Low

2003
First quarter	$4.27	$2.39
Second quarter	4.93	3.11
Third quarter	5.14	4.22
Fourth quarter	5.60	4.60
2004
First quarter	$10.20	$5.07
Second quarter	8.83	6.20
Third quarter	14.08	8.27
Fourth quarter	16.46	11.91
2005
First quarter	$25.39	$14.61
Second quarter (through April 20, 2005)	22.67	16.48
      On April 20, 2005, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $18.28 per share. We believe we have over 6,300 beneficial owners of our common stock. We encourage you to obtain current market price quotations for our common stock.
DIVIDEND POLICY
      We have neither declared nor paid any cash dividends on our common stock and do not anticipate declaring any dividends in the foreseeable future. We expect to retain our cash for the operation and expansion of our business, including exploration, development and production activities. In addition, our senior credit facility contains restrictions on the payment of dividends to the holders of common stock.

SELECTED FINANCIAL DATA
      The following table sets forth summary financial data as of and for each of the five years ended December 31, 2000, 2001, 2002, 2003 and 2004. These data were derived from our audited financial statements included in our annual reports on Form 10-K for the years ended December 31, 2002, 2003 and 2004, which is incorporated by reference herein. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Report on Form 10-K and incorporated by reference in this prospectus supplement.

	Year Ended December 31,

	2000	2001	2002	2003	2004

Income Statement Data:
Revenues
Oil and gas revenues	$26,961,411	$28,342,397	$18,502,426	$31,663,345	$44,861,110
Unrealized gain on derivatives	—	—	—	—	2,317,295
Other	475,146	353,117	130,702	476,879	151,192

Total revenues	27,436,557	28,695,514	18,633,128	32,140,224	47,329,597

Expenses
Lease operating expenses	4,429,995	6,299,308	7,523,425	6,098,673	7,402,353
Production taxes	2,168,570	1,807,825	1,641,549	2,287,648	3,105,426
Depletion, depreciation and amortization	6,284,388	7,157,774	7,023,462	8,995,632	11,562,234
Exploration	2,813,332	4,284,111	1,019,180	2,248,802	4,426,010
Impairment of oil and gas properties	1,834,654	1,800,536	342,079	335,558	—
General and administrative	2,518,228	3,134,865	4,467,641	5,314,487	5,820,920
Interest expense and other	4,678,695	1,290,681	985,185	1,051,198	1,109,902

Total costs and expenses	24,727,862	25,775,100	23,002,521	26,331,998	33,426,845

Gain (Loss) on sale of assets and litigation judgment	307,299	26,779	2,941,062	(66,116)	2,168,440

Income (Loss) from continuing operations
Before income taxes	3,015,994	2,947,193	(1,428,331)	5,742,110	16,071,192
Income taxes	(2,028,984)	1,036,577	(496,498)	2,015,464	(1,706,626)

Net Income (Loss) from continuing operations	5,044,888	1,910,616	(931,833)	3,726,646	17,777,818
Discontinued operations including gain on sale, net of income taxes(1)	299,483	323,991	(18,884)	196,144	749,533

Net Income (Loss) before cumulative effect	5,344,371	2,234,607	(950,717)	3,922,790	18,527,351
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	(205,293)	—

Net Income (Loss)	5,344,371	2,234,607	(950,717)	3,717,497	18,527,351
Preferred stock dividends	1,193,768	3,002,872	639,753	633,463	632,971

Net Income (Loss) applicable to common stock	$4,150,603	$(768,265)	$(1,590,470)	$3,084,034	$17,894,380

Net Income (Loss) from continuing operations
Per common share — Basic	$0.51	$0.11	$(0.05)	$0.21	$0.91

Per common share — Diluted	$0.38	$0.11	$(0.05)	$0.18	$0.87

Average common shares outstanding — Basic	9,903,248	17,351,375	17,908,182	18,064,329	19,551,516
Average common shares outstanding — Diluted	13,116,641	17,351,375	17,908,182	20,481,800	20,346,985
Selected Balance Sheet Data (end of period):
Total assets	$64,762,740	$81,150,438	$78,566,897	$89,182,568	$127,977,080
Total long term debt	22,965,000	24,500,000	18,500,000	20,000,000	27,000,000
Stockholders’ equity	32,024,362	46,827,054	44,607,039	48,058,994	65,307,304
Selected Cash Flow Data:
Net cash provided by operating activities	$12,641,416	$15,790,481	$5,348,822	$17,047,946	$41,028,395
Net cash provided by (used in) investing activities	(15,880,923)	(31,845,995)	4,743,128	(19,499,764)	(45,413,747)
Net cash provided by (used in) financing activities	842,041	12,772,452	(6,989,271)	589,290	6,345,710

(1)	Reflects reclassification of prior year results to report the results of operations of non-core properties sold in 2004 as discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General
      We are an independent oil and gas company engaged in the exploration, exploitation, development and production of oil and natural gas properties primarily in the Cotton Valley Trend of East Texas and Northwest Louisiana and in the transition zone of South Louisiana. At December 31, 2004, we owned working interests in 89 active oil and gas wells located in 18 fields. At December 31, 2004, we had estimated proved reserves of approximately 5.6 million Bbls of oil and condensate and 67.7 Bcf of natural gas, or an aggregate of 101.2 Bcfe with a pre-tax present value of future net revenues, discounted at 10%, of $241.5 million and an after-tax present value of future net revenues of $180.7 million.
      We seek to increase shareholder value by growing our oil and gas reserves, production revenues and operating cash flow. In our opinion, on a long term basis, growth in oil and gas reserves and production, on a cost-effective basis, are the most important indicators of performance success for an independent oil and gas company such as ours.
      We strive to increase our oil and gas reserves, production and cash flow through a balanced program of capital expenditures involving acquisition, exploitation and exploration activities. We generally do not make capital commitments beyond one year. We develop an annual capital expenditure budget which is reviewed and approved by our board of directors on a quarterly basis and revised throughout the year as circumstances warrant. We take into consideration our projected operating cash flow and externally available sources of financing, such as bank debt, when establishing our capital expenditure budget.
      We place primary emphasis on our internally generated operating cash flow in managing our business. For this purpose, operating cash flow is defined as cash flow from operating activities as reflected in our Statement of Cash Flows. We consider operating cash flow a more important indicator of our financial success than other traditional performance measures such as net income.
      Our revenues and operating cash flow are dependent on the successful development of our inventory of capital projects, the volume and timing of our production, as well as commodity prices for oil and gas. Such pricing factors are largely beyond our control, however, we employ commodity hedging techniques in an attempt to minimize the volatility of short term commodity price fluctuations on our earnings and operating cash flow.
      As further described under “Results of Operations” below, we achieved significant increases in oil and gas production volumes and operating cash flows in the years ended December 31, 2003 and 2004. These trends largely reflect the results of our successful drilling program as we increased our capital expenditures from $8.1 million in 2002, to $19.9 million in 2003 and $47.5 million in 2004. We also benefited from a strong commodity pricing environment in both 2003 and 2004.
Results of Operations
      Year ended December 31, 2004 versus year ended December 31, 2003 — Total revenues from continuing operations for the year ended December 31, 2004 amounted to $47,330,000 compared to $32,140,000 for the year ended December 31, 2003. Oil and gas sales for the year ended December 31, 2004 were $44,861,000 compared to $31,663,000 for the year ended December 31, 2003. This increase resulted from a 25% increase in oil and gas production volumes, due to several successful well completions since the first quarter of 2003, as well as increases in average oil and gas prices. The following table presents the production volumes and pricing information for the comparative periods, with the average oil and gas prices including realized gains and losses on our commodity hedging program as further described under “Quantitative and

Qualitative Disclosures About Market Risk — Commodity Hedging Activity” in our Annual Report on Form 10-K.

	2003		2004

		Average		Average
	Production	Sales Price	Production	Sales Price

Gas (Mcf)	3,352,802	$5.34	4,817,564	$6.12
Oil (Bbls)	464,429	$29.64	475,251	$32.35
      Unrealized gain on derivatives, which is not reflected in the above calculation of average prices, amounted to $2,317,000 in the year ended December 31, 2004, compared to zero in the year ended December 31, 2003. The 2004 amount arose because our natural gas hedges were deemed to be ineffective for the fourth quarter of 2004, which resulted in the changes in fair value of such hedges being reflected in earnings rather than in other comprehensive income, a component of stockholders’ equity. To the extent that our hedges are not deemed to be effective in the future, we will likewise be exposed to volatility in earnings resulting from changes in the fair value of our hedges.
      Other revenues for the year ended December 31, 2004 were $151,000 compared to $477,000 for the year ended December 31, 2003, with the decrease primarily due to the absence of prospect fees received on two drilling prospects in the first quarter of 2003.
      Lease operating expense from continuing operations was $7,402,000 for the year ended December 31, 2004 versus $6,099,000 for the year ended December 31, 2003, with the increase largely resulting from an increase in the number of producing wells. Production taxes from continuing operations were $3,105,000 in the year ended December 31, 2004 compared to $2,288,000 in the year ended December 31, 2003, due to an increase in production volumes. Depletion, depreciation and amortization expense from continuing operations was $11,562,000 for the year ended December 31, 2004 versus $8,995,000 for the year ended December 31, 2003, with the increase due to higher production volumes and depletion rates. Exploration expense in the year ended December 31, 2004 was $4,426,000 versus $2,249,000 in the year ended December 31, 2003, with the increase primarily due to seismic costs in the Plumb Bob and St. Gabriel fields and higher non-producing leasehold amortization expense, partially offset by a decrease in exploratory dry hole costs.
      We recorded no impairment in the recorded value of our oil and gas properties in the year ended December 31, 2004 whereas in the year ended December 31, 2003, we recorded an impairment in the amount of $336,000 due primarily to a sooner than anticipated depletion of reserves in certain fields.
      General and administrative expenses amounted to $5,821,000 in the year ended December 31, 2004 versus $5,314,000 in the year ended December 31, 2003. The most significant factor in this variance resulted from an increase in our payroll and employee benefits expense to $3,567,000 in the year ended December 31, 2004 from $2,742,000 in the year ended December 31, 2003, primarily due to an increase in the number of employees. Partially offsetting this increase were decreases in legal fees and certain other administrative expenses.
      Interest expense was $1,110,000 in the year ended December 31, 2004 compared to $1,051,000 in the year ended December 31, 2003, with the increase primarily attributable to a higher level of borrowings in the 2004 period.
      Gains and losses on asset sales and litigation judgment were a net gain of $2,168,000 in the year ended December 31, 2004 compared to a net loss of $66,000 in the year ended December 31, 2003, with the increase primarily due to a non-recurring gain resulting from the final judgment ordered by the trial judge in favor of us in our litigation against the operator of the Lafitte field.
      Income taxes attributable to continuing operations were a benefit of $1,707,000 in the year ended December 31, 2004 compared to an expense of $2,015,000 in the year ended December 31, 2003. We revised our deferred tax valuation allowance in the year ended December 31, 2004, based on the anticipated utilization of tax operating loss carryforwards and projected reversal of temporary differences, whereas in the year ended December 31, 2003 income tax expense represented 35% of pre-tax income attributable to continuing operations.
      Income from discontinued operations, net of income taxes, was $750,000 in the year ended December 31, 2004 consisting largely of the pre-tax gain realized on the sale of our operated interests in the Marholl and Sean Andrew fields, along with our non-operated interests in the Ackerly field, all of which were located in West Texas. The results of operations of these non-core properties, including the pre-tax gain of $877,000 realized on the sale, have been classified as discontinued operations in the consolidated statement of operations, net of income tax expense at a 35% rate.
      Year ended December 31, 2003 versus year ended December 31, 2002 — Total revenues from continuing operations for the year ended December 31, 2003 amounted to $32,140,000 compared to $18,633,000 for the year ended December 31, 2002. Oil and gas sales for the year ended December 31, 2003 were $31,663,000 compared to $18,502,000 for the year ended December 31, 2002. This increase resulted from a 21% increase in oil and gas production volumes, due to several successful well completions from late 2002 and into 2003, as well as higher average prices for oil and gas. The following table presents the production volumes and pricing information for the comparative periods, with the average oil and gas prices including realized gains and losses on the results of our commodity hedging program as further described under “Quantitative and Qualitative Disclosures About Market Risk — Commodity Hedging Activity” in our Annual Report on form 10-K.

	2002		2003

		Average		Average
	Production	Sales Price	Production	Sales Price

Gas (Mcf)	2,468,806	$3.09	3,352,802	$5.34
Oil (Bbls)	432,134	$25.19	464,429	$29.64
      Other revenues for the year ended December 31, 2003 were $477,000 compared to $131,000 for the year ended December 31, 2002, with the increase primarily due to prospect fees received by us in the first quarter of 2003 on the sale of interests in our Spyglass II and Tunney drilling prospects.
      Lease operating expense from continuing operations was $6,099,000 for the year ended December 31, 2003 versus $7,523,000 for the year ended December 31, 2002, with the decrease due primarily to our ongoing efforts to reduce costs on our operated properties since replacing a contract operator in June 2002. Production taxes from continuing operations were $2,288,000 in the year ended December 31, 2003 compared to $1,642,000 in the year ended December 31, 2002, due to an increase in production volumes as well as an increase in tax rates. Depletion, depreciation and amortization expense from continuing operations was $8,995,000 for the year ended December 31, 2003 versus $7,023,000 for the year ended December 31, 2002, with the increase substantially due to higher production volumes and rates. Exploration expense in the year ended December 31, 2003 was $2,249,000 versus $1,019,000 in the year ended December 31, 2002, due primarily to our recognition of dry hole costs during 2003 in the amounts of $675,000 and $141,000, respectively, related to non-operated exploratory wells drilled in offshore Australia and Calcasieu Parish, Louisiana, as well as an increase in seismic costs.
      We recorded an impairment in the recorded value of certain oil and gas properties in the year ended December 31, 2003 in the amount of $336,000 due primarily to a sooner than anticipated depletion of reserves in non-core fields. This compares to an impairment of $342,000 recorded in the year ended December 31, 2002.
      General and administrative expenses amounted to $5,314,000 in the year ended December 31, 2003 versus $4,468,000 in the year ended December 31, 2002. The most significant factors in this variance were non-cash charges of $403,000 related to the February 2003 issuance of 125,157 shares of common stock in lieu of 1,016,500 cancelled stock options, $155,000 related to the initial vesting of employee stock awards of 161,500 shares of restricted stock made primarily in February 2003 and increased legal expenses of $82,000, associated with our litigation against the operator of the Lafitte field, as well as higher insurance, payroll and other administrative expenses.

      Interest expense was $1,051,000 in the year ended December 31, 2003 compared to $985,000 in the year ended December 31, 2002, with the decrease in interest rates being virtually offset by an increase in borrowings.
      We recorded deferred tax expense (not requiring cash payment) of $2,015,000 in the year ended December 31, 2003 compared to a deferred tax benefit of $496,000 in the year ended December 31, 2002, with the increase attributable to achieving pre-tax income in 2003. Our effective tax rate was 35.1% in 2003 and 34.7% in 2002. We have established a deferred tax valuation allowance for those deferred tax assets that we do not expect to realize based on estimates of future taxable income and the impact of our tax attributes.
2004 Reserve Additions and Finding Costs
      During 2004, we added proved reserves of approximately 48.3 Bcf of natural gas and approximately 2.0 million Bbls of crude oil, or 60.2 Bcfe on a gas equivalent basis. All of these additions were related to new discoveries resulting from our drilling program. Of these proved reserve additions, 49.8 Bcfe, or approximately 83% of total additions, were classified as proved undeveloped. In 2004, our exploration and development capital expenditures were $46.9 million, which included approximately $2.5 million of 3-D seismic expense. During 2004, we changed our independent petroleum engineering firm and engaged Netherland Sewell & Associates, Inc. to perform a comprehensive preparation on all of our reserves. The 2004 proved reserve additions do not reflect the net downward revision of our existing proved reserves in 2004 by approximately 27.5 Bcfe, as reflected in the 2004 reserve report. Based on our 2004 historical exploration and development capital expenditures of $46.9 million, our F&D costs were approximately $0.78 per Mcfe of total proved reserves added in 2004. Our December 31, 2004 reserve report estimates include approximately $63.2 million for future development costs associated with our 2004 proved reserve additions. By adding future development costs associated with our 2004 proved reserve additions to our 2004 historical expenditures, our F&D costs were approximately $1.83 per Mcfe of total proved reserves added in 2004. Our reserve replacement ratio for 2004 was 777% of production without considering reserve revisions, and 423% when factoring in reserve revisions.
      Our measurement of F&D costs may not be comparable to F&D costs reported by other exploration companies. Our 2004 F&D costs include only exploration and development costs incurred during 2004 and estimates of future development costs associated with proved reserves added in 2004. This may not represent all costs incurred or to be incurred by us in developing and producing the added reserves. For example, land and seismic costs may have been incurred in periods prior to 2004 that relate to some of the reserves added in 2004. Conversely, our 2004 F&D costs include costs incurred on unproved properties that have not been drilled and that were in the process of evaluation for proved reserves. Due to the nature of our drilling program, the areas in which we operate and our relatively short periods of achieving exploration and development results, we do not believe this timing issue materially distorts our F&D cost measurement. Accordingly, we believe that the methodology we used in determining our 2004 F&D costs provides us with a reasonable measurement of our exploration and development efficiency and our management uses it accordingly.
Liquidity and Capital Resources
      Net cash provided by operating activities was $41,028,000 in the year ended December 31, 2004, compared to $17,048,000 in the year ended December 31, 2003 and $5,349,000 in the year ended December 31, 2002. The increase in the 2004 period reflects higher oil and gas revenues, partially offset by increases in lease operating expenses, production taxes and exploration expenses. The increase in the 2003 period reflects higher oil and gas revenues and lower lease operating expenses, partially offset by an increase in general and administrative expenses. The operating cash flow amounts reflect changes in current assets and current liabilities, which resulted in an increase in operating cash flow of $14,119,000 in the year ended December 31, 2004, a decrease of $519,000 in the year ended December 31, 2003, and an increase of $1,589,000 in the year ended December 31, 2002.
      Net cash used in investing activities was $45,414,000 and $19,500,000 in the years ended December 31, 2004 and 2003, respectively, compared to net cash provided by investing activities of $4,743,000 in the year ended December 31, 2002. In the year ended December 31, 2004, capital expenditures totaled $47,501,000, as we incurred substantial drilling and leasehold acquisition costs in East Texas and Northwest Louisiana (see “Cotton Valley Trend Drilling Program”) and participated in the drilling of two successful exploratory wells and one successful sidetrack well in the Burrwood/ West Delta 83 field. Offsetting these capital expenditures were sales of non-core properties in West Texas and another minor property in the total amount of $2,087,000. In the year ended December 31, 2003, capital expenditures totaled $19,898,000 as we participated in the drilling of nine new wells in our Burrwood/ West Delta 83, Lafitte and Bethany-Longstreet fields (eight of which were successfully completed). In the same period, we sold our interests in the South Drew field in Louisiana and two smaller properties in Texas for gross proceeds of $399,000. In the year ended December 31, 2002, capital expenditures totaled $8,079,000 as we participated in the drilling of two new wells, however, such expenditures were more than offset by proceeds from property sales of $12,823,000, primarily due to the sale of a 30% interest in our Burrwood/ West Delta 83 fields as further described below. See “Sale of Oil and Gas Properties to Related Party.”
      Net cash provided by financing activities was $6,346,000 and $589,000 in the years ended December 31, 2004 and 2003, respectively, compared to net cash used in financing activities of $6,989,000 in the year ended December 31, 2002. In the year ended December 31, 2004, net borrowings under our senior credit facility provided cash of $7,000,000 and exercises of stock options and warrants provided cash of $340,000, while preferred stock dividends and production payments used cash of $994,000. In the year ended December 31, 2003, net borrowings under our senior credit facility provided cash of $1,500,000 and exercises of stock options and warrants provided cash of $129,000, while preferred stock dividends and production payments required cash of $1,040,000. In the year ended December 31, 2002, net repayments under our senior credit facility reduced cash by $6,000,000, while preferred stock dividends and production payments required additional cash of $1,017,000. The cash resources for the net debt repayments in the year ended December 31, 2002 were provided by the sale of an interest in our Burrwood/ West Delta 83 fields as further described below. See “Sale of Oil and Gas Properties to Related Party.”
      For the year 2005, we have preliminarily budgeted total capital expenditures of approximately $95 million, of which approximately 70% is expected to be focused on a relatively low risk development drilling program in the Cotton Valley Trend of East Texas and Northwest Louisiana, as described below under “Cotton Valley Trend Drilling Program,” and the remainder on our existing properties and new exploration programs. Subject to current economics and financial resources, we expect to finance our 2005 capital expenditures through a combination of cash flow from operations and borrowings under our existing bank credit facility which was expanded in February 2005. See “Senior Credit Facility.” Additionally, we are considering the possible issuance of debt or equity securities to provide additional financial resources for our capital expenditures and other general corporate purposes. Our senior credit facility includes certain financial covenants with which we were in compliance as of December 31, 2004. We do not anticipate a lack of borrowing capacity under our senior credit facility in the foreseeable future due to an inability to meet any such financial covenants nor a reduction in our borrowing base.
Cotton Valley Trend Drilling Program
      In the first quarter of 2004, we commenced what we believe is a relatively low risk drilling program which is focused on the Cotton Valley Trend in the East Texas Basin in and around Rusk and Panola Counties, Texas, and DeSoto and Caddo Parishes, Louisiana. As of December 31, 2004, we had acquired or farmed in leases totaling approximately 45,000 gross acres, with an average working interest of approximately 85%, and are attempting to acquire additional acreage in the area. We have drilled 22 wells as of April 20, 2005 with a success rate of 100%. For the wells completed to date, the average initial gross production rate per well was approximately 1,500 Mcfe per day. This average initial gross production rate is consistent with the range originally projected by us prior to commencing our drilling activities in the Cotton Valley Trend. Initial production from the Cotton Valley Trend wells commenced in June 2004, and taking into account the expected decline following the initial 30 day period, the current gross production from the 18 wells in production is approximately 11,300 Mcfe per day.

      In East Texas, we began leasing acreage in the first quarter of 2004 and commenced a drilling program in April 2004. As of December 31, 2004, we had drilled a total of 11 successful wells on our operated acreage targeting the Cotton Valley Trend formation. We had a 100% working interest in seven of the completed wells and an 85% working interest in four of the completed wells. We currently have engaged three drilling rigs which are drilling new wells on our operated acreage in East Texas.
      In Northwest Louisiana, we commenced a drilling program targeting the Cotton Valley Trend formation in the first quarter of 2004 and had successfully completed three Cotton Valley Trend wells as of December 31, 2004. Our initiative in this area began in the third quarter of 2003, when we obtained, via farmout, exploration rights to approximately 18,000 gross acres in the Bethany-Longstreet field. We retain continuous drilling rights to the entire block so long as we drill at least one well within 120 days from previous operations. For each productive well drilled under the agreement, we earn an assignment to 160 acres. We began exploration and development drilling activities in the field and completed three successful wells in a shallower formation in the fourth quarter of 2003. We have a 70% working interest in the Bethany-Longstreet field.
South Louisiana Operations
      Burrwood/ West Delta 83 Fields — In the second quarter of 2004, we successfully completed two exploratory wells and one development well in the Burrwood/ West Delta 83 fields in Plaquemines Parish, Louisiana. We have a 70% working interest and a 65% working interest, respectively in the exploratory wells, and a 65% working interest in the development well. As of December 31, 2004, our share of production from these three wells was approximately 1,630 Mcf of gas per day and 245 Bbls of oil per day. During the first quarter of 2005, the initial well on our Tunney prospect in the Burrwood/ West Delta 83 field went off production from the initial zone and has recently been recompleted in two sands in a dual completion.
      Plumb Bob Field — In the third quarter of 2003, we obtained certain rights in the Plumb Bob field located in St. Martin Parish, Louisiana. The rights include a 70% working interest in oil and gas leases covering approximately 450 acres and 3-D seismic permits with oil and gas lease options covering approximately 17,000 acres. In the fourth quarter of 2003, we began workover drilling activities in the field and restored production capability in three wells, one of which is currently producing. In the fourth quarter of 2003, we also commenced a 30 square mile 3-D seismic survey which was completed in the second quarter of 2004. Processing and evaluation of the seismic data was completed in late 2004 and our evaluation of the data is ongoing.
      St. Gabriel Field — In July 2004, we announced that we had acquired a 70% working interest in 3-D seismic permits and oil and gas lease options enabling us to acquire an approximate 30 square mile 3-D seismic survey over the St. Gabriel field in Ascension and Iberville Parishes, Louisiana. We commenced shooting the 3-D seismic survey in July 2004 and data acquisition was completed in September 2004. Processing of the data was completed in November 2004 and our evaluation of the data is ongoing.
Senior Credit Facility
      On November 9, 2001, we established a $50,000,000 senior credit facility with BNP Paribas, with an initial borrowing base of $25,000,000 and a three year term. In December 2003, the borrowing base was redetermined to be $28,000,000 and we and BNP Paribas agreed to extend the term of the senior credit facility to December 29, 2006, subject to periodic redeterminations of the borrowing base. In August 2004, the borrowing base was redetermined to be $32,000,000. Borrowings outstanding under this initial tranche of the senior credit facility, or Tranche A, were $27,000,000 as of December 31, 2004. Interest on borrowings accrues at a rate calculated, at our option, at either the BNP Paribas base rate plus 0.0%-0.5%, or LIBOR plus 1.5%-2.5%, depending on borrowing base utilization. Interest on LIBOR-rate borrowings is due and payable on the last day of its respective interest period. Accrued interest on each base-rate borrowing is due and payable on the last day of each quarter. The credit facility requires that we pay a 0.375% per annum commitment fee on Tranche A, payable in quarterly installments based on our borrowing base utilization. Prior to maturity, no principal payments are required so long as the maximum borrowing base amount exceeds the amounts outstanding under the credit facility. The credit facility precludes the payment of dividends on our common stock and requires us to maintain a working capital ratio (as defined) of not less than 1.0:1.0, an interest coverage ratio for the trailing four quarters of at least 3.0 times, and a tangible net worth of not less than the sum of $53,392,838, plus 50% of our cumulative net income after September 30, 2004, plus 100% of the net proceeds of any equity issuance by us after September 30, 2004. As of December 31, 2004, we were in compliance with all such requirements. Substantially all our assets are pledged to secure the senior credit facility.
      In February 2005, the borrowing base of the senior credit facility was redetermined to be $44,000,000 and the credit facility was amended to increase its size to $65,000,000 and to extend its term to February 25, 2008. The amended senior credit facility includes a second tranche, or Tranche B, which provides for additional term borrowings of up to $15,000,000 to further finance development of our acreage in the Cotton Valley Trend. See “Liquidity and Capital Resources.” On February 25, 2005, $7,500,000 was advanced under Tranche B with the remainder to be advanced in two equal installments of $3,750,000 at our option and with the approval of BNP Paribas. Interest on borrowings under Tranche B accrues at a quarterly rate of LIBOR plus 5.0% and principal will be due on February 25, 2008. As of April 20, 2005, our outstanding borrowings under the senior credit facility were $39,500,000, including $7,500,000 initially advanced under Tranche B.
      In February 2003, we entered into three separate interest rate swaps with BNP Paribas covering a three year period, as further described below, and in February 2004, entered into another interest rate swap with BNP Paribas for an additional one year period. See “Quantitative and Qualitative Disclosures About Market Risk — Debt and debt-related derivatives” in our annual Report on form 10-K.
Sale of Oil and Gas Properties to Related Party
      On March 12, 2002, we sold a 30% working interest in the existing production and shallow rights in our Burrwood/ West Delta 83 fields, and a 15% working interest in the deep rights below 10,600 feet, in such fields for $12 million to Malloy Energy Company, LLC, or “MEC” led by Patrick E. Malloy, III and participated in by Sheldon Appel, each of whom were members of our Board of Directors at that time, as well as Josiah Austin, who subsequently became a member of our Board of Directors. Mr. Malloy is currently Chairman of our Board of Directors and Mr. Appel retired from the Board of Directors in February 2004. The sale price was determined by discounting the present value of the acquired interest in the fields’ proved, probable and possible reserves using prevailing oil and gas prices. We retained an approximate 65% working interest in the existing production and shallow rights, and a 32.5% working interest in the deep rights after the close of the transaction. In conjunction with the sale, MEC provided a $7.7 million line of credit which reduced to $5.0 million on January 1, 2003 and expired, according to its terms, on December 31, 2004. MEC was also granted an option to participate on a proportionate cost basis in up to 30% of our working interests in any acquisitions we made in Louisiana on or before December 31, 2004. Pursuant to this option, MEC acquired a 30% working interest in three non-producing field acquisitions made by us in Louisiana during 2003 and 2004. Such interests acquired were in the Bethany-Longstreet and Plumb Bob fields in 2003 and in the St. Gabriel field in 2004. In accordance with industry standard joint operating agreements, we bill MEC for its share of the capital and operating costs of the three fields on a monthly basis. We recorded a non-recurring gain of approximately $2.4 million in the first quarter of 2002 as a result of the MEC sale. The proceeds were used to reduce outstanding debt under our senior credit facility.
Contractual Obligations
      At December 31, 2004, we had the following contractual obligations outstanding under our long term debt, production payment and operating lease agreements (as of December 31, 2004, we had no material purchase obligations for goods or services that were not incurred in the ordinary course of business):

	Total	2005	2006-2007	2008-2009	After 2009

Long-term debt	$27,000,000	$—	$—	$27,000,000	$—
Production payment	$268,000	$268,000	$—	$—	$—
Operating lease obligations	$1,561,000	$391,000	$730,000	$440,000	$—

Critical Accounting Policies and Estimates
      Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts in these financial statements and accompanying notes. Actual results could differ from those estimates under different assumptions or conditions. Application of certain of our accounting policies requires a significant amount of estimates. These accounting policies are described below.

•	Proved oil and natural gas reserves — Proved reserves are defined by the Securities and Exchange Commission (SEC) as those volumes of crude oil, condensate, natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable from known reservoirs under existing economic and operating conditions. Proved developed reserves are volumes expected to be recovered through existing wells with existing equipment and operating methods. Although our external engineers are knowledgeable of and follow the guidelines for reserves as established by the SEC, the estimation of reserves requires the engineers to make a significant number of assumptions based on professional judgment. Estimated reserves are often subject to future revision, certain of which could be substantial, based on the availability of additional information, including: reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price changes and other economic factors. Changes in oil and natural gas prices can lead to a decision to start-up or shut-in production, which can lead to revisions to reserve quantities. Reserve revisions inherently lead to adjustments of depreciation rates utilized by us. We cannot predict the types of reserve revisions that will be required in future periods.

•	Successful efforts accounting — We utilize the successful efforts method to account for exploration and development expenditures. Unsuccessful exploration wells, as well as other exploration expenditures such as seismic costs, are expensed and can have a significant effect on operating results. Successful exploration drilling costs, all development capital expenditures and asset retirement costs are capitalized and systematically charged to expense using the units of production method based on proved developed oil and natural gas reserves as estimated by engineers.

•	Impairment of properties — We continually monitor our long-lived assets recorded in Property, Plant and Equipment in the Consolidated Balance Sheet to ensure that they are fairly presented. We must evaluate our properties for potential impairment when circumstances indicate that the carrying value of an asset could exceed its fair value. Performing these evaluations requires a significant amount of judgment since the results are based on estimated future events. Such events include a projection of future oil and natural gas sales prices, an estimate of the ultimate amount of recoverable proved and probable oil and natural gas reserves that will be produced from a field, the timing of this future production, future costs to produce the oil and natural gas, and future inflation levels. The need to test a property for impairment can be based on several factors, including a significant reduction in sales prices for oil and/or natural gas, unfavorable adjustments to reserves, or other changes to contracts, environmental regulations or tax laws. We cannot predict the amount of impairment charges that may be recorded in the future.

•	Property retirement obligations — We are required to make estimates of the future costs of the retirement obligations of our producing oil and gas properties. This requirement necessitates us to make estimates of our property abandonment costs that, in some cases, will not be incurred until a substantial number of years in the future. Such cost estimates could be subject to significant revisions in subsequent years due to changes in regulatory requirements, technological advances and other factors which may be difficult to predict.

•	Income taxes — We are subject to income and other related taxes in areas in which we operates. When recording income tax expense, certain estimates are required by us due to timing and the impact of future events on when income tax expenses and benefits are recognized by us. We periodically evaluate our tax operating loss and other carryforwards to determine whether a gross deferred tax asset, as well as a related valuation allowance, should be recognized in our financial statements. As of December 31, 2004 and in certain prior years, we have reported a net deferred tax asset on our Consolidated Balance Sheet, after deduction of the related valuation allowance, which has been determined on the basis of our estimation of the likelihood of realization of the gross deferred tax asset as a deduction against future taxable income.

•	Derivative Instruments — As discussed in “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 10-K, we periodically utilize derivative instruments to manage both our commodity price risk and interest rate risk. We consider the use of these instruments to be hedging activities. Pursuant to derivative accounting rules, we are required to use “mark to market” accounting to reflect the fair value of such derivative instruments on our Consolidated Balance Sheet. To the extent that we are able to demonstrate that our use of derivative instruments qualifies as hedging activities, the offsetting entry to the changes in fair value of these instruments is accounted for in Other Comprehensive Income. To the extent that such derivatives are not deemed to be effective, as was the case in the fourth quarter of 2004 with respect to our gas hedges, the offsetting entry to the changes in fair value is reflected in earnings.

New Accounting Pronouncements
      Effective January 1, 2003, we adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires us to record a liability equal to the fair value of the estimated cost to retire an asset. The asset retirement liability must be recorded in the periods in which the obligation meets the definition of a liability, which is generally when the asset is placed in service. As of January 1, 2003, the adoption of SFAS No. 143 resulted in us recording a cumulative effect of an accounting change in the amount of $205,000. The estimation of the liability involves the projection of future costs to plug and abandon individual wells. These estimates are based on current costs inflated to the end of the well’s economic life and discounted back to the well’s origination date. The liability will be accreted at the estimated discount rate to the expected cash required to settle the liability. The estimate requires our judgment with respect to the future plugging and abandonment costs, the life of the well, and the inflation and discount factors used. Changes in these estimates can significantly impact the amount of the liability.
      In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133, Accounting for Derivatives and Hedging Activities. This statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, and (3) amends the definition of an underlying derivative to conform to Financial Accounting Standards Board Interpretation No. 45. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with all provisions applied prospectively. We adopted SFAS No. 149, effective July 1, 2003, and the adoption had no impact on our financial statements.
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify an instrument that is within its scope as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and is effective at the beginning of the first interim period beginning after June 15, 2003, although in November 2003, the FASB deferred certain provisions of SFAS No. 150. As of December 31, 2003, we had no financial instruments within the scope of SFAS No. 150.
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation. The revised statement requires the expensing of new, modified or repurchased stock-based compensation awards issued after June 15, 2005. Previously issued stock-based compensation awards, which are unvested as of June 15, 2005, must also be accounted for in accordance with the revised statement. The revised statement provides for the use of either a closed-form model or open-form lattice model for the valuation of stock option awards. We plan to follow the “modified prospective application” to the adoption of the revised statement and are currently evaluating the potential impact that the adoption of the revised statement will have on our financial statements. In April 2005, the SEC adopted a rule permitting registrants to delay the expensing of options, pursuant to SFAS No. 123R, to the first annual period beginning after June 15, 2005. Accordingly, we expect to implement the provisions of SFAS No. 123R in our financial statements, effective January 1, 2006.
Off-Balance Sheet Arrangements
      We do not currently utilize any off-balance sheet arrangements to enhance our liquidity and capital resource positions, or for any other purpose.

MANAGEMENT
      Our executive officers and directors and their ages and positions as of April 8, 2005 are as follows:

Name	Age	Position

Patrick E. Malloy, III	62	Chairman of the Board of Directors
Walter G. “Gil” Goodrich	46	Vice Chairman, Chief Executive Officer and Director
Robert C. Turnham, Jr.	47	President and Chief Operating Officer
Mark E. Ferchau	51	Executive Vice President
D. Hughes Watler, Jr.	56	Senior Vice President, Chief Financial Officer and Treasurer
James B. Davis	42	Senior Vice President, Engineering and Operations
Henry Goodrich	74	Chairman — Emeritus and Director
Josiah T. Austin	58	Director
John T. Callaghan	50	Director
Geraldine A. Ferraro	69	Director
Michael J. Perdue	51	Director
Arthur A. Seeligson	46	Director
Gene Washington	58	Director
Steven A. Webster	53	Director
      Patrick E. Malloy, III became Chairman of the Board of Directors in February 2003. He has been President and Chief Executive Officer of Malloy Enterprises, Inc., a real estate and investment holding company, since 1973. In addition, Mr. Malloy served as a director of North Fork Bancorporation, Inc. (NYSE) from 1998 to 2002 and was Chairman of the Board of New York Bancorp, Inc. (NYSE) from 1991 to 1998. He joined our Board in May 2000.
      Walter G. “Gil” Goodrich became Vice Chairman of the Board of Directors in February 2003. He has served as our Chief Executive Officer since August 1995. Mr. Goodrich was Goodrich Oil Company’s Vice President of Exploration from 1985 to 1989 and its President from 1989 to August 1995. He joined Goodrich Oil Company, which held interests in and served as operator of various properties owned by our predecessor, as an exploration geologist in 1980. Gil Goodrich is the son of Henry Goodrich. He has served as one of the Company’s directors since August 1995.
      Robert C. Turnham, Jr. has served as our Chief Operating Officer since August 1995 and became President and Chief Operating Officer in February 2003. He has held various positions in the oil and natural gas business since 1981. From 1981 to 1984, Mr. Turnham served as a financial analyst for Pennzoil. In 1984, he formed Turnham Interests, Inc. to pursue oil and natural gas investment opportunities. From 1993 to August 1995, he was a partner in and served as President of Liberty Production Company, an oil and natural gas exploration and production company.
      Mark E. Ferchau became our Executive Vice President in April 2004. From February 2003 to April 2004, he served as our Senior Vice President, Engineering and Operations, after initially joining us as Vice President, Engineering and Operations, in September 2001. Mr. Ferchau previously served as Production Manager for Forcenergy Inc. from 1997 to 2001 and as Vice President, Engineering of Convest Energy Corporation from 1993 to 1997. Prior thereto, Mr. Ferchau held various positions with Wagner & Brown, Ltd. and other independent oil and gas companies.
      D. Hughes Watler, Jr. joined us as Senior Vice President, Chief Financial Officer and Treasurer in March 2003. Mr. Watler is a former partner of Price Waterhouse LLP in their Houston and Tulsa offices, and was the Chief Financial Officer of Texoil, Inc, a public exploration and production company from 1992 to 1995, as well as XPRONET Inc., a private international oil and gas exploration company from 1998 to 2002. From

1995 to 1998, Mr. Watler served as the Corporate Controller for TPC Corporation, a NYSE listed midstream natural gas company.
      James B. Davis became our Senior Vice President, Engineering and Operations in January 2005. From February 2003 to December 2004, he served as our Vice President, Engineering and Operations, after initially joining us as Manager, Engineering and Operations, in March 2002. Mr. Davis consulted as an independent drilling engineer from 2001 to 2002 and served as Senior Staff Drilling Engineer for Forcenergy Inc. from 2000 to 2001. Mr. Davis worked for Texaco E&P Inc. from 1987 to 2000 on various production and rig operations assignments.
      Henry Goodrich is the Chairman of the Board of Directors — Emeritus. Mr. Goodrich began his career as an exploration geologist with the Union Producing Company and McCord Oil Company in the 1950’s. From 1971 to 1975, Mr. Goodrich was President, Chief Executive Officer and a partner of McCord-Goodrich Oil Company. In 1975, Mr. Goodrich formed Goodrich Oil Company, which held interests in and served as operator of various properties owned by our predecessor. He was elected to our board in August 1995, and served as Chairman of the Board from March 1996 through February 2003. Mr. Goodrich is also a director of Pan American Life Insurance Company. Henry Goodrich is the father of Walter G. Goodrich.
      Josiah T. Austin is the managing member of El Coronado Holdings, L.L.C., a privately owned investment holding company. He and his family own and operate agricultural properties in the state of Arizona and Sonora, Mexico through El Coronado Ranch & Cattle Company, L.L.C. and other entities. Mr. Austin previously served on the Board of Directors of Monterey Bay Bancorp of Watsonville, California, and is a prior board member of New York Bancorp, Inc., which merged with North Fork Bancorporation, Inc. (NYSE) in early 1998. He was elected to the Board of Directors of North Fork Bancorporation, Inc. in May 2004. He became one of our directors in August 2002.
      John T. Callaghan is the Managing Partner of Callaghan & Nawrocki, L.L.P., an audit, tax and consulting firm located on Long Island, New York. He is a Certified Public Accountant and a member of the Association of Certified Fraud Examiners. He was employed by a major accounting firm from 1979 until 1986, at which time he formed his present firm. Mr. Callaghan serves as chairman of the Finance Committee of Andrea Systems LLC. He was elected to our Board of Directors in June 2003.
      Geraldine A. Ferraro is an Executive Vice President and head of the public affairs practice of The Global Consulting Group, a New York-based international investor relations and corporate communications firm providing advisory services to public companies, private firms and governments around the world. Ms. Ferraro serves as a Board member of the National Democratic Institute of International Affairs and a member of the Council on Foreign Relations and was formerly United States Ambassador to the United Nations Human Rights Commission. Ms. Ferraro has been affiliated with numerous public and private sector organizations, including serving as a director of the former New York Bancorp, Inc., a NYSE-listed company. She was elected to our Board of Directors in August 2003.
      Michael J. Perdue is the President and Chief Executive Officer of Community Bancorp Inc., a publicly traded bank holding company based in Escondido, California. Prior to assuming his present position in July 2003, Mr. Perdue was Executive Vice President of Entrepreneurial Corporate Group and President of its subsidiary, Entrepreneurial Capital Corporation. From September 1993 to April 1999, Mr. Perdue served in executive positions with Zions Bancorporation and FP Bancorp, Inc., until FP Bancorp’s acquisition by Zions Bancorporation in May 1998. He was elected to our Board of Directors in January 2001.
      Arthur A. Seeligson is currently engaged in the management of his personal investments in Houston, Texas. From 1991 to 1993, Mr. Seeligson was a Vice President, Energy Corporate Finance, at Schroder Wertheim & Company, Inc. From 1993 to 1995, Mr. Seeligson was a Principal, Corporate Finance, at Wasserstein, Perella & Co. He was primarily engaged in the management of his personal investments from 1995 through 1997. He was a managing director with the investment banking firm of Harris, Webb & Garrison from 1997 to June 2000. He has served as one of our directors since August 1995.
      Gene Washington is the Director of Football Operations with the National Football League in New York. He previously served as a professional sportscaster and as Assistant Athletic Director for Stanford University

prior to assuming his present position with the NFL in 1994. Mr. Washington serves and has served on numerous corporate and civic boards, including serving as a director of the former New York Bancorp, Inc., a NYSE-listed company. He was elected to our Board of Directors in June 2003.
      Steven A. Webster is the Chairman of Global Energy Partners, an affiliate of the Merchant Banking Division of Credit Suisse First Boston, which makes private equity investments in the energy industry. He was Chairman and Chief Executive Officer of Falcon Drilling Company, a marine oil and gas drilling contractor from 1988 to 1997, and was President and Chief Executive Officer of its successor, R&B Falcon Corporation from 1998 to 1999. Mr. Webster is Chairman of the Board of Carrizo Oil & Gas, Inc., a NASDAQ traded oil and gas exploration company, and serves on the board of directors of numerous other public and private companies, primarily in the energy industry. He was elected to our Board of Directors in August 2003.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS
General
      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder. As used in this discussion, the term “non-U.S. Holder” means a beneficial owner of common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or of any political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.
      If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. If a partnership (or other entity that is treated as a partnership for U.S. federal tax purposes) is a beneficial owner of common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A beneficial owner of common stock that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal tax consequences of holding and disposing of the common stock. This discussion does not consider:

•	U.S. state or local or non-U.S. tax consequences;

•	all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case of a non-U.S. holder that is an entity treated as a partnership for U.S. federal income tax purposes, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; and

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.
      The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends
      If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty.
      If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.
      You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, with certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your taxpayer identification number.
      If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
Gain on Disposition of Common Stock
      As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty).

•	you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are or have been a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes. We believe that we currently are a USRPHC. However, gain on the sale or other disposition of common stock by you generally will not be subject to U.S. federal income tax provided you do not actually or constructively own more than 5% of the common stock during the five-year period preceding the disposition.
Federal Estate Tax
      If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding Tax
      We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.
      Backup withholding is generally imposed on certain payments to persons that fail to furnish the necessary identifying information to the payor. You will be exempt from this backup withholding tax if you properly provide a Form W-8BEN certifying that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption.
      The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.
      Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

SELLING STOCKHOLDER
      The table below sets for the beneficial ownership of our common stock by the selling stockholder as of April 8, 2005. Beneficial ownership includes outstanding common stock and common stock that a person has the right to acquire within 60 days of this prospectus supplement. The selling stockholder has the sole power to direct the voting and investment of the securities it owns.

Percentage of
			Total Shares of	Ownership of All
	Total Shares of	Maximum Number	Common	Outstanding Shares
	Common Stock	of Shares of	Stock to Be	of Common Stock
	Owned Before the	Common Stock to	Owned After	After Completion of
Name	Offering	Be Offered	the Offering	the Offering

HGF Partnership	480,125	200,000	280,125	1.2%
      As of April 8, 2005, HGF Partnership owned of record and beneficially 480,125 shares of our common stock, or approximately 2.3% of the issued and outstanding shares of our common stock.
      Henry Goodrich, age 74 and a member of our board of directors for each of the past three years, is the sole Managing Partner of HGF Partnership. Mr. Goodrich has control of the day-to-day operations of HGF Partnership and exclusive control of the maintenance of the partnership’s assets, including the right to acquire and convey property on behalf of the partnership.
      Henry Goodrich is the father of Walter G. Goodrich, our Vice Chairman, Chief Executive Officer and a member of our board of directors. Walter G. Goodrich owns an indirect general partnership interest in HGF Partnership and may be deemed to exercise shared voting or investment power with respect to the shares of our common stock held by the partnership. Walter G. Goodrich has been our Chief Executive Officer and a member of our board of directors for each of the past three years. He was named Vice Chairman in February 2003.

UNDERWRITING
      We and the selling stockholder intend to offer the shares through the underwriters. Subject to the terms and conditions described in an underwriting agreement between us, the selling stockholder and Bear, Stearns & Co. Inc., Johnson Rice & Company L.L.C. and Simmons & Company International, we and the selling stockholder have agreed to sell 3,000,000 shares, with 2,800,000 shares and 200,000 shares to be sold by each of us, respectively, and each of the underwriters severally have agreed to purchase from us and the selling stockholder, the number of shares of common stock listed opposite their names below.

Underwriters	Number of Shares

Bear, Stearns & Co. Inc.
Johnson Rice & Company L.L.C.
Simmons & Company International

Total	3,000,000

      The underwriters have agreed to purchase all of the shares sold pursuant to the underwriting agreement if any of these shares are purchased. If any underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates, “comfort” letters from accountants and petroleum engineering consultants and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Indemnification
      We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make with respect to those liabilities.
Commissions and Discounts
      The underwriters have advised us and the selling stockholder that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow a discount, and the dealers may allow an additional discount, not in excess of $           per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.
      The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us and to the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

		Without Exercise of	With Exercise of
		Over-Allotment	Over-Allotment
	Per Share	Option	Option

Public offering price
Underwriting discount
Proceeds, before expenses, to
Goodrich Petroleum Corporation
Proceeds to the selling stockholder

      The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $563,000 and are payable by us. These expenses include the fees of financial printers, legal counsel, and accountants and assumes no exercise of the over-allotment option.
Over-Allotment Option
      We have granted the underwriters an option exercisable for 30 days from the date of this prospectus supplement to purchase a total of up to 450,000 additional shares at the public offering price less the underwriting discount if the over-allotment option is exercised in full. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each underwriter will be obligated, subject to customary conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.
Lock-Up Agreements
      We, our directors, certain officers and the selling stockholder, holding an aggregate of 12,250,951 shares of our common stock as of April 20, 2005, including any securities convertible into or exchangeable or exercisable for or repayable with common stock, and preferred stock have agreed, with certain customary exceptions, not to sell, offer to sell or otherwise dispose of any common stock, or any security convertible into common stock, for 90 days after the date of the this prospectus supplement without first obtaining the written consent of Bear, Stearns & Co. Inc. This 90-day lockup may be extended under certain circumstances for up to thirty-seven days. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any of our common stock;

•	sell any option or contract to purchase any of our common stock;

•	purchase any option or contract to sell any of our common stock;

•	grant any option, right or warrant for the sale of any of our common stock;

•	lend or otherwise dispose of or transfer any of our common stock;

•	request or demand that we file a registration statement related to any of our common stock; and

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any of our common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
      These lock-up agreements do not limit our ability to issue shares of our common stock upon the exercise of stock options under our stock incentive plans that were outstanding on the date of this prospectus supplement.
      At any time and without public notice, Bear, Stearns & Co. Inc. may, in its sole discretion, release all or some of the securities from these lock-up arrangements. Bear, Stearns & Co. Inc. has advised us that it will determine to release the securities or shorten the lock-ups on a case-by-case basis after considering various factors such as the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any waiver on the price of our common stock and the requesting party’s reason for making the request. Bear, Stearns & Co. Inc. does not have any current intention to release any portion of the securities subject to lock-up agreements.

Listing on the New York Stock Exchange
      Our shares of common stock are listed on the New York Stock Exchange under the symbol “GDP.”
Price Stabilization, Short Positions and Passive Market Making
      Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering in accordance with Rule 104 of Regulation M under the Exchange Act.
      If the underwriters over-allot or otherwise create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. A naked short position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
      In addition, the underwriters may impose penalty bids, under contractual arrangements among the underwriters whereby selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are subsequently repurchased for the account of the underwriter in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.
      The underwriters may engage in passive market-making transactions in our common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
      Neither we, the selling stockholder nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholder nor any of the underwriters make any representation that we, the selling stockholder or the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other Relationships
      In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect to allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.
      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us for which they received, or will receive, customary fees and expenses.
Electronic Distribution
      A prospectus supplement in electronic format may be made available on internet sites or through other online services. In those cases, prospective investors may view offering terms online. Other than the electronic versions of this prospectus supplement and the accompanying base prospectus, the information on any website is not part of the prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us, the selling stockholder or any underwriter and should not be relied upon by investors.
LEGAL MATTERS
      Certain legal matters concerning the offering will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas and Cadwalader, Wickersham & Taft LLP, New York, New York, our outside counsel. Vinson & Elkins L.L.P. has in the past represented the lenders under our credit facilities, including the facilities that will be repaid with the proceeds of this offering. The underwriters are being represented by Mayer, Brown, Rowe & Maw LLP, Houston, Texas.
EXPERTS
      Estimates of the oil and gas reserves of Goodrich Petroleum Corporation and related future net cash flows and the present values thereof, included in Goodrich’s annual report on Form 10-K for the year ended December 31, 2004, were based upon reserve reports prepared by Netherland Sewell and Associates, Inc. as of December 31, 2004 and Coutret and Associates, Inc., as of December 31, 2003. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

GLOSSARY
      The definitions set forth below apply to the indicated terms as used in this prospectus supplement. All volumes of natural gas referred to are stated at the legal pressure base of the state where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.
      Bbl — One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.
      Bcf — One billion cubic feet.
      Bcfe — One billion cubic feet of natural gas equivalents, based on a ratio of six Mcf for each barrel of oil, which reflects the relative energy content.
      Developed acreage — The number of acres which are allocated or assignable to producing wells or wells capable of production.
      Developmental well — A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.
      Dry hole — A well found to be incapable of producing oil or natural gas in sufficient economic quantities.
      Gross acres or gross wells — The total acres or wells, as the case may be, in which a working interest is owned.
      MBbl — One thousand barrels of crude oil or other liquid hydrocarbons.
      Mcf — One thousand cubic feet of gas.
      Mcf per day — One thousand cubic feet of gas per day.
      Mcfe — One thousand cubic feet of natural gas equivalents, based on a ratio of six Mcf for each barrel of oil or NGL, which reflects relative energy content.
      Measured depth. The length of the wellbore, as if determined by a measuring stick. This measurement differs from the true vertical depth of the well in all but vertical wells. Since the wellbore cannot be physically measured from end to end, the lengths of individual joints of drillpipe, drill collars and other drillstring elements are measured with a steel tape measure and added together. Importantly, the pipe is measured while in the derrick or laying on a pipe rack, in an untensioned, unstressed state. When the pipe is screwed together and put into the wellbore, it stretches under its own weight and that of the bottomhole assembly. Although this fact is well established, it is not taken into account when reporting the well depth. Hence, in virtually all cases, the actual wellbore is slightly deeper than the reported depth.
      Mmbbl — One million barrels of crude oil or other liquid hydrocarbons.
      Mmbtu — One million British thermal units. A British thermal unit is the heat required to raise the temperature of one-pound of water from 58.5 to 59.5 degrees Fahrenheit.
      Mmcf — One million cubic feet of gas.
      Mmcfe — One million cubic feet of gas equivalents.
      Net acres or net wells — The sum of the fractional working interests owned in gross acres or gross wells.
      Present value (PV) — The present value, discounted at 10%, of future net cash flows from estimated proved reserves, using constant prices and costs in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions).
      Pre-tax PV-10 — The pre-tax present value, discounted 10% per year, of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing, producing and abandoning the proved reserves computed assuming continuation of existing economic conditions.
      Productive well — A well that is found to be capable producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.
      Proved developed non-producing reserves — Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected and (ii) proved reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.
      Proved developed producing reserves — Proved reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.
      Proved developed reserves — Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
      Proved reserves — The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. In addition, please refer to the definitions of proved oil and gas reserves as provided in Rule 4-10(a)(2)-(4). The rule is available at the SEC website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.
      Proved undeveloped reserves — Proved reserves that are expected to be recovered from new wells and undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
      Reserve life — A measure of the productive life of an oil and gas property or a group of properties, expressed in years. Reserve life is calculated by dividing proved reserve volumes at year end by annualized production rates at the end of the period shown.
      Reserve replacement ratio — Stated as a percentage, calculated by dividing reserve additions in the period over production in the respective period.
      Reservoir — A porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.
      Standardized measure — The present value, discounted at 10%, of future net cash flows from estimated proved reserves after income taxes, calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the SEC’s rules for inclusion of oil and natural gas reserve information in financial statements filed with the SEC.
      Undeveloped acreage — Acreage held under lease, permit, contract or option that is not in a spacing unit for a producing well.
      Working interest — The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens, and to all costs of exploration, development and operations, and all risks in connection therewith.

PROSPECTUS
$100,000,000
GOODRICH PETROLEUM CORPORATION
Debt Securities
Preferred Stock
Common Stock
Depositary Shares
Warrants
Guarantees of Debt Securities of Goodrich Petroleum Corporation by:
Goodrich Petroleum Company, LLC
Goodrich Petroleum Company-Lafitte, LLC
LECE, Inc.

200,000 Shares of Common Stock
Offered by the Selling Stockholder

       We may offer and sell the securities listed above from time to time in one or more offerings in one or more classes or series. Any debt securities we issue under this prospectus may be guaranteed by our subsidiaries. In addition, the selling stockholder named herein may offer and sell from time to time in one or more offerings up to 200,000 shares of our common stock.
      The aggregate initial offering price of the securities that we will offer will not exceed $100,000,000. The aggregate amount of our common stock that the selling stockholder will offer will not exceed 200,000 shares. We or the selling stockholder will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offerings. The securities may be offered separately or together in any combination or as a separate series.
      This prospectus provides you with a general description of the securities that may be offered. Each time securities are offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering and the terms of the securities being offered, including any guarantees by our subsidiaries. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering. The amount of common stock to be offered by the selling stockholder named herein will be specified in prospectus supplements. We will not receive any proceeds from any sale of common stock by the selling stockholder.
      We or the selling stockholder may sell these securities directly or through agents, underwriters or dealers, or through a combination of these methods. See “Plan of Distribution.” The prospectus supplement will list any agents, underwriters or dealers that may be involved and the compensation they will receive. The prospectus supplement will also show you the total amount of money that we or the selling stockholder will receive from selling the securities being offered, after the expenses of the offering. You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in any of our securities.
       Investing in any of our securities involves risk. Please read carefully the section entitled “Risk Factors” beginning on page 4 of this prospectus.
       Our common stock is listed on the New York Stock Exchange under the symbol “GDP.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.
This prospectus is dated April 11, 2005.

      You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We and the selling stockholder have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $100 million and the selling stockholder may sell from time to time our common stock described in this prospectus in one or more offerings of up to a total of 200,000 shares. This prospectus provides you with a general description of the securities we and the selling stockholder may offer. Each time we or the selling stockholder sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we or the selling stockholder make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”
      Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “Goodrich,” “we” or “our” are to Goodrich Petroleum Corporation and its subsidiaries.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports and other information with the SEC (File No. 1-7940) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any documents that are filed at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at l-800-SEC-0330 for further information.
      Our filings are also available to the public through the SEC’s website at http://www.sec.gov.
      The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to documents previously filed with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	The description of our common stock contained in our registration statement on Form 8-B dated February 3, 1997, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock;

•	Our definitive proxy statement filed on Schedule 14A relating to the 2004 Annual Meeting of Shareholders; and

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
      In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this filing and until all of the securities described in this prospectus are sold or until we terminate this offering (excluding any information furnished to, rather than filed with, the SEC) shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such documents with the SEC. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of these filings at no cost by writing or telephoning us at the following address and telephone number:
Goodrich Petroleum Corporation
Attention: Corporate Secretary
808 Travis Street, Suite 1320
Houston, Texas 77002
(713) 780-9494
      You should rely only on the information incorporated by reference or provided in this prospectus or the applicable prospectus supplement. We and the selling stockholder have not authorized anyone else to provide you with different information. We and the selling stockholder are not making an offer of the securities covered by this prospectus in any state in which the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any other document incorporated by reference in this prospectus is accurate as of any date other than the dates of those documents.
      We also maintain a website at http://www.goodrichpetroleum.com. However, the information on our website is not part of this prospectus.
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
      The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. The statements contained or incorporated by reference in this prospectus that are not historical facts (including without limitation statements to the effect that we “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” or other similar expressions) are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those anticipated by us. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions. They are subject to change based upon various factors, including but not limited to the risks and uncertainties mentioned in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K and in our Quarterly Reports on Form  10-Q and those factors summarized below:

•	the timing and extent of changes in natural gas and oil prices;

•	the timing of planned capital expenditures;

•	our ability to identify and acquire additional properties necessary to implement our business strategy and our ability to finance such acquisitions;

•	the inherent uncertainties in estimating proved reserves and forecasting production results;

•	operational factors affecting the commencement or maintenance of producing wells, including catastrophic weather related damage, unscheduled outages or repairs, or unanticipated changes in drilling equipment costs or rig availability;

•	the condition of the capital markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

•	costs and other legal and administrative proceedings, settlements, investigations and claims, including environmental liabilities which may not be covered by indemnity or insurance;

•	the political and economic climate in the foreign or domestic jurisdictions in which we conduct oil and gas operations, including risk of war or potential adverse results of military or terrorist actions in those areas; and

•	Other United States regulatory or legislative developments that affect the demand for natural gas or oil generally, increase the environmental compliance cost for our production wells or impose liabilities on the owners of such wells.
      Other factors besides those described in this prospectus, any prospectus supplement or the documents we incorporate by reference herein could also affect our actual results.
      You should not unduly rely on these forward-looking statements, which are being made only as of the date of such statements. Except as otherwise required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date such statements are made or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC. All forward-looking statements attributable to our subsidiaries or us are expressly qualified in their entirety by this cautionary statement.

RISK FACTORS
      Your investment in our securities involves risks. You should carefully consider, in addition to the other information contained in, or incorporated by reference into, this prospectus and any accompanying prospectus supplement, the risks described below before deciding whether an investment in our securities is appropriate for you.
Risks Related to Our Business

Our actual production, revenues and expenditures related to our reserves are likely to differ from our estimates of our proved reserves. We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve reports. These differences may be material.
      The proved oil and gas reserve information included or incorporated by reference in this prospectus represents estimates. These estimates are based on reports prepared by consulting reserve engineers and were calculated using oil and gas prices as of December 31, 2004. These prices will change and may be lower at the time of production than those prices that prevailed at the end of 2004. Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:

•	historical production from the area compared with production from other similar producing areas;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future oil and gas prices; and

•	assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.
      Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:

•	the quantities of oil and gas that are ultimately recovered;

•	the production and operating costs incurred;

•	the amount and timing of future development expenditures; and

•	future oil and gas sales prices.
      Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material. The discounted future net cash flows included in this document should not be considered as the current market value of the estimated oil and gas reserves attributable to our properties. As required by the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:

•	the amount and timing of actual production;

•	supply and demand for oil and gas;

•	increases or decreases in consumption; and

•	changes in governmental regulations or taxation.
      In addition, the 10% discount factor, which is required by the SEC to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

Natural gas and oil prices are volatile, and low prices have had in the past and could have in the future a material adverse impact on our business.
      Our success will depend on the market prices of oil and gas. These market prices tend to fluctuate significantly in response to factors beyond our control. The prices we receive for our crude oil production are based on global market conditions. The general pace of global economic growth, the continued instability in the Middle East and actions of the Organization of Petroleum Exporting Countries, or OPEC, and its maintenance of production constraints, as well as other economic, political, and environmental factors will continue to affect world supply and prices. Domestic natural gas prices fluctuate significantly in response to numerous factors including U.S. economic conditions, weather patterns, other factors affecting demand such as substitute fuels, the impact of drilling levels on crude oil and natural gas supply, and the environmental and access issues that limit future drilling activities for the industry.
      Average oil and gas prices increased substantially from 2002 to 2003 and from 2003 to 2004. We expect that commodity prices will continue to fluctuate significantly in the future.
      Changes in commodity prices significantly affect our capital resources, liquidity and expected operating results. Price changes directly affect revenues and can indirectly impact expected production by changing the amount of funds available to us to reinvest in exploration and development activities. Reductions in oil and gas prices not only reduce revenues and profits, but could also reduce the quantities of reserves that are commercially recoverable. Significant declines in prices could result in non-cash charges to earnings due to impairment. We use derivative financial instruments to hedge a portion of our exposure to changing commodity prices and we have hedged a targeted portion of our anticipated production for 2005.

Our use of oil and gas price hedging contracts may limit future revenues from price increases and result in significant fluctuations in our net income.
      We use hedging transactions with respect to a portion of our oil and gas production to achieve more predictable cash flow and to reduce our exposure to price fluctuations. While the use of hedging transactions limits the downside risk of price declines, their use may also limit future revenues from price increases.
      Our results of operations may be negatively impacted by our financial derivative instruments and fixed price forward sales contracts in the future and these instruments may limit any benefit we would receive from increases in the prices for natural gas and oil. For the years ended December 31, 2004, 2003 and 2002, we realized a loss on settled financial derivatives of $6.17 million, $2.70 million and $1.01 million, respectively.
      In the year ended December 31, 2004, we recognized in earnings an unrealized gain on derivative instruments in the amount of $2,317,000. This gain was recognized because our natural gas hedges were deemed to be ineffective for the fourth quarter of 2004, accordingly, the changes in fair value of such hedges could no longer be reflected in other comprehensive income, a component of stockholders’ equity. To the extent that our hedges are not deemed to be effective in the future, we will likewise be exposed to volatility in earnings resulting from changes in the fair value of our hedges.

Delays in development or production curtailment affecting our material properties may adversely affect our financial position and results of operations.
      The size of our operations and our capital expenditure budget limits the number of wells that we can develop in any given year. Complications in the development of any single material well may result in a material adverse affect on our financial condition and results of operations. In addition, a relatively small number of wells contribute a substantial portion of our production. If we were to experience operational problems resulting in the curtailment of production in any of these wells, our total production levels would be adversely affected, which would have a material adverse affect on our financial condition and results of operations.

Because our operations require significant capital expenditures, we may not have the funds available to replace reserves, maintain production or maintain our interests in our properties.
      We must make a substantial amount of capital expenditures for the acquisition, exploration and development of oil and gas reserves. Historically, we have paid for these expenditures with cash from operating activities, proceeds from debt and equity financings and asset sales. Our revenues or cash flows could be reduced because of lower oil and gas prices or for other reasons. If our revenues or cash flows decrease, we may not have the funds available to replace reserves or maintain production at current levels. If this occurs, our production will decline over time. Other sources of financing may not be available to us if our cash flows from operations are not sufficient to fund our capital expenditure requirements. Where we are not the majority owner or operator of an oil and gas property, such as the Lafitte field, we may have no control over the timing or amount of capital expenditures associated with the particular property. If we cannot fund such capital expenditures, our interests in some properties may be reduced or forfeited.

We may have difficulty financing our planned growth.
      We have experienced and expect to continue to experience substantial capital expenditure and working capital needs, particularly as a result of our drilling program. In the future, we expect that we will require additional financing, in addition to cash generated from operations, to fund planned growth. We cannot be certain that additional financing will be available on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

If we are not able to replace reserves, we may not be able to sustain production at present levels.
      Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves will decline over time. In addition, approximately 63% of our total estimated proved reserves by volume at December 31, 2004 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. We may not be able to successfully find and produce reserves economically in the future. In addition, we may not be able to acquire proved reserves at acceptable costs.

We may incur substantial impairment writedowns.
      If management’s estimates of the recoverable reserves on a property are revised downward or if natural gas and oil prices decline, we may be required to record additional non-cash impairment writedowns in the future, which would result in a negative impact to our financial position. We review our proved oil and gas properties for impairment on a depletable unit basis when circumstances suggest there is a need for such a review. To determine if a depletable unit is impaired, we compare the carrying value of the depletable unit to the undiscounted future net cash flows by applying management’s estimates of future oil and gas prices to the estimated future production of oil and gas reserves over the economic life of the property. Future net cash flows are based upon our independent reservoir engineers’ estimates of proved reserves. In addition, other factors such as probable and possible reserves are taken into consideration when justified by economic conditions. For each property determined to be impaired, we recognize an impairment loss equal to the difference between the estimated fair value and the carrying value of the property on a depletable unit basis. Fair value is estimated to be the present value of expected future net cash flows. Any impairment charge incurred is recorded in accumulated depreciation, depletion, impairment and amortization to reduce our recorded basis in the asset. Each part of this calculation is subject to a large degree of judgment, including the determination of the depletable units’ estimated reserves, future cash flows and fair value. We recorded no impairments for the year ended December 31, 2004, however we recorded annual impairments of $0.34 million and $0.34 million for the years ended December 31, 2003 and 2002, respectively.

      Management’s assumptions used in calculating oil and gas reserves or regarding the future cash flows or fair value of our properties are subject to change in the future. Any change could cause impairment expense to be recorded, impacting our net income or loss and our basis in the related asset. Any change in reserves directly impacts our estimate of future cash flows from the property, as well as the property’s fair value. Additionally, as management’s views related to future prices change, the change will affect the estimate of future net cash flows and the fair value estimates. Changes in either of these amounts will directly impact the calculation of impairment.

A majority of our production, revenue and cash flow from operating activities are derived from assets that are concentrated in a geographic area.
      Approximately 54% of our estimated proved reserves at December 31, 2004 and a substantially higher percentage of our production during 2003 were associated with our core South Louisiana properties (Burrwood and West Delta 83 Fields, Lafitte Field, Second Bayou Field and Plumb Bob Field). Accordingly, if the level of production from these properties substantially declines, it could have a material adverse effect on our overall production level and our revenue.

The oil and gas business involves many uncertainties, economic risks and operating risks that can prevent us from realizing profits and can cause substantial losses.
      Our oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire properties and to drill exploratory wells. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful. This could result in a total loss of our investment in a particular property. If exploration efforts are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved costs would be charged against earnings as impairments. In addition, the cost and timing of drilling, completing and operating wells is often uncertain.
      The nature of the oil and gas business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks. Any of these operating hazards could result in substantial losses to us. As a result, substantial liabilities to third parties or governmental entities may be incurred. The payment of these amounts could reduce or eliminate the funds available for exploration, development or acquisitions. These reductions in funds could result in a loss of our properties. Additionally, some of our oil and gas operations are located in areas that are subject to weather disturbances such as hurricanes. Some of these disturbances can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with customary industry practices, we maintain insurance against some, but not all, of such risks and losses. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

Our debt instruments impose restrictions on us that may affect our ability to successfully operate our business.
      Our senior credit facility, established in November 2001, contains customary restrictions, including covenants limiting our ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates. We also are required to meet specified financial ratios under the terms of our credit facility. These restrictions may make it difficult for us to successfully execute our business strategy or to compete in our industry with companies not similarly restricted.

We may be unable to identify liabilities associated with the properties that we acquire or obtain protection from sellers against them.
      The acquisition of properties requires us to assess a number of factors, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain. In connection with the assessments, we perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well, platform or pipeline. We cannot necessarily observe structural and environmental problems, such as pipeline corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
      Development, production and sale of natural gas and oil in the U.S. are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	bonds for ownership, development and production of oil and gas properties;

•	reports concerning operations; and

•	taxation.
      Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

Competition in our industry is intense, and we are smaller and have a more limited operating history than some of our competitors.
      We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and to develop these properties. Some of our competitors have substantially greater financial and other resources than us. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for natural gas and oil properties and may be able to define, evaluate, bid for and acquire a greater number of properties than we can. Our ability to acquire additional properties and develop new and existing properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.
      Our success will depend on our ability to retain and attract experienced engineers, geoscientists and other professional staff. We depend to a large extent on the efforts, technical expertise and continued employment of these personnel and members of our management team. If a significant number of them resign or become unable to continue in their present role and if they are not adequately replaced, our business operations could be adversely affected.

Some of our operations are exposed to the additional risk of tropical weather disturbances.
      Some of our production and reserves are located in South Louisiana. Operations in this area are subject to tropical weather disturbances. Some of these disturbances can be severe enough to cause substantial damage to facilities and possibly interrupt production. For example, Hurricane Ivan impacted our South Louisiana operations in September 2004 causing property damage to certain facilities in our Burrwood and West Delta 83 Fields, a substantial portion of which was covered by insurance. Additionally, oil and gas production in those fields was completely or partially shut-in for approximately 10 days reducing our overall production volumes in the third quarter of 2004 by approximately 5%. In accordance with customary industry practices, we maintain insurance against some, but not all, of these risks.
      Losses could occur for uninsured risks or in amounts in excess of existing insurance coverage. We cannot assure you that we will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. An event that is not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

Terrorist attacks or similar hostilities may adversely impact our results of operations.
      The impact that future terrorist attacks or regional hostilities (particularly in the Middle East) may have on the energy industry in general, and on us in particular, is unknown. Uncertainty surrounding military strikes or a sustained military campaign may affect our operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or indirect casualties of, an act of terror or war. Moreover, we have incurred additional costs since the terrorist attacks of September 11, 2001 to safeguard certain of our assets and we may be required to incur significant additional costs in the future.
      The terrorist attacks on September 11, 2001 and the changes in the insurance markets attributable to such attacks have made certain types of insurance more difficult for us to obtain. There can be no assurance that insurance will be available to us without significant additional costs. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.
Risks Related to Our Common Stock

We do not intend to pay, and are restricted in our ability to pay, dividends on our common stock.
      We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our current credit facility prohibits us from paying cash dividends on our common stock. Any future dividends may also be restricted by any loan agreements that we may enter into from time to time.

Insiders own a significant amount of common stock, giving them influence or control in corporate transactions and other matters, and the interests of these individuals could differ from those of other stockholders.
      As of March 25, 2005, members of our board of directors and our management team beneficially own approximately 59% of our outstanding shares of common stock. As a result, these stockholders are in a position to significantly influence or control the outcome of matters requiring a stockholder vote, including the election of directors, the adoption of an amendment to our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. Their control of us may delay or prevent a change of control of us and may adversely affect the voting and other rights of other stockholders.

Our certificate of incorporation and bylaws contain provisions that could discourage an acquisition or change of control of us.
      Our certificate of incorporation authorize our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of the certificate of incorporation and bylaws, such as limitations on shareholder proposals at meetings of shareholders and restrictions on the ability of our shareholders to call special meetings, could also make it more difficult for a third party to acquire control of us. Our bylaws provide that our board of directors is divided into three classes, each elected for staggered three-year terms. Thus, control of the board of directors cannot be changed in one year; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed
      These provisions of our certificate of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the common stock. Please read “Description of Capital Stock” for additional details concerning the provisions of our certificate of incorporation and bylaws.
Risks Related to Debt Securities

If an active trading market does not develop for a series of Debt Securities sold pursuant to this prospectus, you may be unable to sell any such Debt Securities or to sell any such Debt Securities at a price that you deem sufficient.
      Unless otherwise specified in an accompanying prospectus supplement, any Debt Securities sold pursuant to this prospectus will be new securities for which there currently is no established trading market. We may elect not to list any Debt Securities sold pursuant to this prospectus on a national securities exchange. While the underwriters of a particular offering of Debt Securities may advise us that they intend to make a market in those Debt Securities, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

•	that a market for any series of Debt Securities will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any Debt Securities you may own or the price at which you may be able to sell your Debt Securities.

A guarantee of Debt Securities could be voided if the guarantors fraudulently transferred their guarantees at the time they incurred the indebtedness, which could result in the holders of Debt Securities being able to rely on only Goodrich Petroleum Corporation to satisfy claims.
      Any series of Debt Securities issued pursuant to this prospectus may be fully, irrevocably and unconditionally guaranteed by the Subsidiary Guarantors. However, under United States bankruptcy law and comparable provisions of state fraudulent transfer laws, such a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

      In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.
      The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

Holders of any Debt Securities sold pursuant to this prospectus will be effectively subordinated to all of our and the Subsidiary Guarantors’ secured indebtedness and to all liabilities of any non-guarantor subsidiaries.
      Holders of our secured indebtedness, including the indebtedness under our credit facility, have claims with respect to our assets constituting collateral for their indebtedness that are prior to the claims of any Debt Securities sold pursuant to this prospectus. In the event of a default on such Debt Securities or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on Debt Securities sold pursuant to this prospectus. Accordingly, the secured indebtedness would effectively be senior to such series of Debt Securities to the extent of the value of the collateral securing the indebtedness. To the extent the value of the collateral is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share with the holders of the Debt Securities issued pursuant to this prospectus and the holders of other claims against us with respect to our other assets.
      In addition, the Subsidiary Guarantors may not constitute all of our subsidiaries and any series of Debt Securities issued and sold pursuant to this prospectus may not be guaranteed by all of our subsidiaries, and our non-guarantor subsidiaries will be permitted to incur additional indebtedness under the indenture. As a result, holders of such Debt Securities may be effectively subordinated to claims of third party creditors, including holders of indebtedness, and preferred shareholders of these non-guarantor subsidiaries. Claims of those other creditors, including trade creditors, secured creditors, governmental taxing authorities, holders of indebtedness or guarantees issued by the non-guarantor subsidiaries and preferred shareholders of the non-guarantor subsidiaries, will generally have priority as to the assets of the non-guarantor subsidiaries over our claims and equity interests. As a result, holders of our indebtedness, including the holders of the Debt Securities sold pursuant to this prospectus, will be effectively subordinated to all those claims.

THE COMPANY
      We are an independent oil and gas company engaged in the exploration, exploitation, development and production of oil and natural gas properties primarily in the transition zone of south Louisiana and in East Texas, north Louisiana and the Gulf Coast of Texas. At December 31, 2004, we owned working interests in 89 active oil and gas wells located in 18 fields in four states. At December 31, 2004, we had estimated proved reserves of approximately 5.6 million barrels of oil and condensate and 67.7 billion cubic feet, or Bcf, of natural gas, or an aggregate of 101.21 Bcf equivalent, or Bcfe, with a pre-tax present value of future net reserves, discounted at 10 percent, of $241.5 million and an after-tax present value of future net revenues of $180.7 million.
      Our principal executive offices are located at 808 Travis Street, Suite 1320, Houston, Texas 77002. We also have an office in Shreveport, Louisiana. Our common stock is listed on the New York Stock Exchange under the symbol “GDP.”
      Our business strategy is to provide long term growth in net asset value per share, through the growth and expansion of our oil and gas reserves and production. We focus on adding reserve value through the careful evaluation and aggressive pursuit of oil and gas drilling and acquisition opportunities. Economic analyses are prepared on each drilling and acquisition opportunity with criteria of adding net present value for every dollar invested. In addition, we implemented an active hedging program designed to partially reduce commodity price risks in an effort to realize the desired economic returns.
      The key elements of our business strategy are:

•	Exploit and Develop Existing Property Base. We seek to maximize the value of our existing assets by developing and exploiting properties with the highest production and reserve growth potential. We perform continuous field studies of our existing properties using advanced technologies. We seek to minimize costs by controlling operations to the extent possible.

•	Pursue Strategic Acquisitions. To leverage our extensive regional knowledge base, we seek to acquire leasehold acreage and producing or non-producing properties in areas, such as south Louisiana and East Texas, which are in mature fields with complex geology that have multiple reservoirs and existing infrastructure.

•	Selectively Grow Through Exploration. We conduct an active exploration program that is designed to complement its lower risk exploitation and development efforts with moderate risk exploration projects offering greater reserve potential. We utilize 3-D seismic data and other technical applications, as appropriate, to manage our exploration risks. We also attempt to reduce our risks through the judicious use of cost sharing arrangements with outside drilling partners.

•	Rationalize Property Portfolio. We continually strive to rationalize our portfolio of properties by selling marginal properties in an effort to redeploy capital to exploitation, development and exploration projects which offer a potentially higher overall return.
ABOUT THE SUBSIDIARY GUARANTORS
      Goodrich Petroleum Corporation is a holding company. We conduct all of our operations through our subsidiaries. Goodrich Petroleum Company, LLC, Goodrich Petroleum Company-Lafitte, LLC and LECE, Inc. are our only subsidiaries as of the date of this prospectus and, if so indicated in an accompanying prospectus supplement, each of these subsidiaries may jointly and severally, fully, irrevocably and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. We refer to these subsidiary guarantors in this prospectus as the “Subsidiary Guarantors.” Financial information concerning our Subsidiary Guarantors and non-guarantor subsidiaries will be included in our consolidated financial statements filed as a part of our periodic reports filed pursuant to the Exchange Act to the extent required by the rules and regulations of the SEC.

      Additional information concerning our subsidiaries and us is included in reports and other documents incorporated by reference in this prospectus. See “Where You Can Find More Information.”
USE OF PROCEEDS
      Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds we receive from any sales of securities by us under this prospectus for general corporate purposes. We will not receive any proceeds from the sale of any shares of our common stock that may be offered by the selling stockholder
RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS
      The following table contains our consolidated ratios of earnings to fixed charges and ratios of earnings to fixed charges plus preferred stock dividends for the periods indicated.

	Years Ended December 31,

	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges	15.48	6.75	—	3.67	1.79
Ratio of earnings to fixed charges and preference securities dividends	8.25	3.50	—	2.10	1.41
      The ratios were computed by dividing earnings by fixed charges and by fixed charges plus preferred stock dividends, respectively. For this purpose, “earnings” represent the aggregate of (i) income from continuing operations before income taxes and (ii) fixed charges (excluding capitalized interest). “Fixed charges” consists of interest expense, amortization of debt discount and deferred financing costs. The deficiency of earnings necessary to cover fixed charges and fixed charges plus dividends for the year ended December 31, 2002 was $0.47 million in each case.
SELLING STOCKHOLDER
      In addition to covering the offering of securities by us, this prospectus covers the possible offering for resale from time to time of up to an aggregate of 200,000 shares of our common stock by a selling stockholder, HGF Partnership, a Louisiana general partnership. As of March 25, 2005, HGF Partnership beneficially owns 480,125 shares, or approximately 2.3% of our issued and outstanding common stock.
      Henry Goodrich, a member of our board of directors for each of the past three years, is the sole Managing Partner of HGF Partnership. Mr. Goodrich has control of the day-to-day operations of HGF Partnership and exclusive control of the maintenance of the partnership’s assets, including the right to acquire and convey property on behalf of the partnership.
      Henry Goodrich is the father of Walter G. Goodrich, our Vice Chairman, Chief Executive Officer and a member of our board of directors. Walter G. Goodrich has an economic interest in HGF Partnership and may be deemed to exercise shared voting or investment power with respect to the shares of our common stock held by the partnership. Walter G. Goodrich has been our Chief Executive Officer and a member of our board of directors for each of the past three years. He was named Vice Chairman in February 2003.

DESCRIPTION OF DEBT SECURITIES
      The Debt Securities will be either our senior debt securities (“Senior Debt Securities”) or our subordinated debt securities (“Subordinated Debt Securities”). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures among us, the Subsidiary Guarantors of such Debt Securities, if any, and a trustee to be determined (the “Trustee”). Senior Debt Securities will be issued under a “Senior Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together, the Senior Indenture and the Subordinated Indenture are called “Indentures.”
      The Debt Securities may be issued from time to time in one or more series. The particular terms of each series that are offered by a prospectus supplement will be described in the prospectus supplement.
      Unless the Debt Securities are guaranteed by our subsidiaries as described below, the rights of Goodrich and our creditors, including holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter’s liquidation or reorganization, will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourself be a creditor with recognized claims against such subsidiary.
      We have summarized selected provisions of the Indentures below. The summary is not complete. The form of each Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the Indentures for provisions that may be important to you. In the summary below we have included references to article or section numbers of the applicable Indenture so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular article or sections or defined terms of the Indentures, those article or sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the Indentures.
General
      The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series (Section 301). We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The Debt Securities may be our secured or unsecured obligations.
      The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under “— Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities.
      If the prospectus supplement so indicates, the Debt Securities will be convertible into our common stock (Section 301).
      If specified in the prospectus supplement, our subsidiaries (the “Subsidiary Guarantors”) will fully and unconditionally guarantee (the “Subsidiary Guarantees”) on a joint and several basis the Debt Securities as described under “— Subsidiary Guarantees” and in the prospectus supplement. The Subsidiary Guarantees will be unsecured obligations of each Subsidiary Guarantor. Subsidiary Guarantees of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantors on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt (Article Thirteen).
      The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

(1) the title of the Debt Securities;

(2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

(3) whether any of the Subsidiary Guarantors will provide Subsidiary Guarantees of the Debt Securities;

(4) any limit on the aggregate principal amount of the Debt Securities;

(5) the dates on which the principal of the Debt Securities will be payable;

(6) the interest rate that the Debt Securities will bear and the interest payment dates for the Debt Securities;

(7) the places where payments on the Debt Securities will be payable;

(8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

(9) any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

(10) the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

(11) whether the Debt Securities are defeasible;

(12) any addition to or change in the Events of Default;

(13) whether the Debt Securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto and the conversion period;

(14) any addition to or change in the covenants in the Indenture applicable to the Debt Securities; and

(15) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture (Section 301).
      Debt Securities, including any Debt Securities which provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof (“Original Issue Discount Securities”), may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.
Subordination of Subordinated Debt Securities
      The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of our Subordinated Debt (Article Twelve of the Subordinated Indenture). The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

•	the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshaling of assets or any bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

•	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

      The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.
      The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.
      The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any legal defeasance or covenant defeasance of the Subordinated Debt Securities as described under “— Legal Defeasance and Covenant Defeasance.”
Subsidiary Guarantees
      If specified in the prospectus supplement, the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantees of the Subsidiary Guarantors.
      Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantors will, jointly and severally, fully and unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our payment obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the “Guaranteed Obligations”). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor (Section 1302).
      In the case of Subordinated Debt Securities, a Subsidiary Guarantor’s Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture (Article Fourteen of the Subordinated Indenture).
      Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally (Section 1306).
      Each Subsidiary Guarantee will be a continuing guarantee and will:

(1) remain in full force and effect until either (a) payment in full of all the applicable Debt Securities (or such Debt Securities are otherwise satisfied and discharged in accordance with the provisions of the applicable Indenture) or (b) released as described in the following paragraph;

(2) be binding upon each Subsidiary Guarantor; and

(3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.
      In the event that a Subsidiary Guarantor ceases to be a Subsidiary, either legal defeasance or covenant defeasance occurs with respect to the series or all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor is sold, including by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be released and discharged of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee

(Section 1304). In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.
Form, Exchange and Transfer
      The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof (Section 302).
      At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount (Section 305).
      Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in that connection. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement (Section 305). We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series (Section 1002).
      If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part (Section 305).
Global Securities
      Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities they represent. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.
      Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days;

(2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Trustee has received a written request from the Depositary to issue certificated Debt Securities; or

(3) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.
      All certificated Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct (Sections 205 and 305).
      As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture (Section 308). Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for those interests and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that is represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in certificated form. These laws may impair the ability to transfer beneficial interests in a Global Security.
      Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, the Trustees or the agents of ourself, the Subsidiary Guarantors or the Trustees will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.
Payment and Paying Agents
      Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest (Section 307).
      Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest on Debt Securities in certificated form may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series (Section 1002).

      All money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment (Section 1003).
Consolidation, Merger and Sale of Assets
      Unless otherwise specified in the prospectus supplement, we may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

(2) immediately before and after giving pro forma effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

(3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met (Section 801).
Events of Default
      Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

(1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4) failure to perform or comply with the provisions described under “— Consolidation, Merger and Sale of Assets”;

(5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

(6) Indebtedness of ourself, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, is not paid within any applicable grace period after final maturity or is accelerated by its holders because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $20.0 million;

(7) any judgment or decree for the payment of money in excess of $20.0 million is entered against us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, remains outstanding for a period of 60 consecutive days following entry of such judgment and is not discharged, waived or stayed;

(8) certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor; and

(9) if any Subsidiary Guarantor has guaranteed such series, the Subsidiary Guarantee of any such Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture) (Section 501).
      If an Event of Default (other than an Event of Default with respect to Goodrich Petroleum Corporation described in clause (8) above) with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security, such portion of the principal amount of such Debt Security as may be specified in the terms of such Debt Security) to be due and payable immediately, together with any accrued and unpaid interest thereon. If an Event of Default with respect to Goodrich Petroleum Corporation described in clause (8) above with respect to the Debt Securities of any series at the time Outstanding occurs, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable, together with any accrued and unpaid interest thereon. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture (Section 502). For information as to waiver of defaults, see “— Modification and Waiver” below.
      Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default has occurred and is continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders have offered to such Trustee reasonable security or indemnity (Section 603). Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series (Section 512).
      No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;

(2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

(3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 507).
      However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security (Section 508).

      We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults (Section 1004).
Modification and Waiver
      Modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantors, if applicable, and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

(2) reduce the principal amount of, or any premium or interest on, any Debt Security;

(3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;

(4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;

(5) impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any Debt Security;

(6) modify the subordination provisions in the case of Subordinated Debt Securities, or modify any conversion provisions, in either case in a manner adverse to the Holders of the Subordinated Debt Securities;

(7) except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor;

(8) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

(9) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

(10) modify such provisions with respect to modification, amendment or waiver (Section 902); or

(11) following the making of an offer to purchase Debt Securities from any Holder that has been made pursuant to a covenant in such Indenture, modify such covenant in a manner adverse to such Holder.
      The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture (Section 1009). The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series (Section 513).

      Each of the Indentures provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

(1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of maturity to such date;

(2) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security;

(3) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States-dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause); and

(4) certain Debt Securities, including those owned by us, any Subsidiary Guarantor or any of our other Affiliates, will not be deemed to be Outstanding (Section 101).
      Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, only persons who are Holders of Outstanding Debt Securities of that series on the record date may take such action. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time (Section 104).
Satisfaction and Discharge
      Each Indenture will be discharged and will cease to be of further effect as to all outstanding Debt Securities of any series issued thereunder, when:

(1) either:

(a) all outstanding Debt Securities of that series that have been authenticated (except lost, stolen or destroyed Debt Securities that have been replaced or paid and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(b) all outstanding Debt Securities of that series that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds money in an amount sufficient, without consideration of any reinvestment of interest, to pay the entire indebtedness of such Debt Securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;

(2) we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the Debt Securities of that series; and

(3) we have delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the Debt Securities of that series have been satisfied (Article Four).
Legal Defeasance and Covenant Defeasance
      If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, which we call “legal defeasance” or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series, which we call “covenant defeasance” (Section 1501).
      Legal Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any Debt Securities, we and, if applicable, each Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such Debt Securities (except for certain obligations to convert, exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things:

(1) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

(2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing at the time of such deposit or, with respect to any Event of Default described in clause (8) under “— Events of Default,” at any time until 121 days after such deposit;

(3) such deposit and legal defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument (other than the applicable Indenture) to which we are a party or by which we are bound;

(4) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

(5) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940 (Sections 1502 and 1504).
      Covenant Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any Debt Securities, we may omit to comply with certain restrictive covenants (but not to conversion, if applicable), including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6), (7) and (9) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an

Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments (Sections 1503 and 1504).
      If we exercise either our legal defeasance or covenant defeasance option, any Subsidiary Guarantees will terminate (Section 1304)
Notices
      Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register (Sections 101 and 106).
Title
      We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes (Section 308).
Governing Law
      The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York (Section 112).

DESCRIPTION OF CAPITAL STOCK
      As of December 31, 2004, our authorized capital stock was 60,000,000 shares. Those shares consisted of (a) 10,000,000 shares of preferred stock, $1.00 par value, 791,968 of which were outstanding; and (b) 50,000,000 shares of common stock, $0.20 par value, of which 20,587,074 shares were outstanding. In addition, as of December 31, 2004, approximately 1,889,500 shares of common stock were reserved for issuance pursuant to our stock option plans, of which options to purchase 410,500 shares at a weighted average exercise price of $10.30 per share had been issued.
      The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our certificate of incorporation and bylaws, which are incorporated in this prospectus by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.
Common Stock
      Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share held of record of common stock has one vote on all matters voted on by our shareholders, including the election of our directors. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock.
      No share of common stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.
      Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to any dividend preferences of any outstanding shares of preferred stock. Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable. Our common stock is traded on the New York Stock Exchange under the symbol “GDP.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is ComputerShare Investor Services, LLC.
Preferred Stock
      As of the date of this prospectus, we have 8,625,000 shares of authorized but unissued preferred stock which are undesignated. Currently 1,375,000 shares of preferred stock are designated as Series A Convertible Preferred Stock, 791,968 shares of which are currently outstanding. The Series A preferred stock has a par value of $1.00 per share, with a liquidation preference of $10.00 per share. It is convertible at the option of the holder at any time, unless earlier redeemed, into shares of our common stock at an initial conversion rate of 0.4167 shares of common stock per share of Series A preferred stock. The Series A preferred stock will automatically convert into common stock at a rate of 0.4167 shares of common stock for each share of Series A preferred stock if the closing price for the Series A preferred stock exceeds $15.00 per share for ten consecutive trading days.
      At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of the common stock:

•	adopt resolutions to issue preferred stock in one or more classes or series;

•	fix or change the number of shares constituting any class or series of preferred stock; and

•	establish or change the rights of the holders of any class or series of preferred stock.

      The rights of any class or series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.
      We may issue shares of, or rights to purchase, preferred stock the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.
      Any of these actions could discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over its then market price.
Series A Convertible Preferred Stock
      General. As of the date of this prospectus, we have 791,968 shares Series A Convertible Preferred Stock outstanding. The Series A Convertible Preferred Stock has a liquidation preference of $10.00 per share. It is convertible at the option of the holder at any time, unless earlier redeemed, into shares of our common stock at the present conversion rate of 0.4167 shares of common stock per share of Series A preferred stock. The Series A preferred stock will automatically convert into common stock at a rate of 0.4167 shares of common stock for each share of Series A preferred stock if the closing price for the Series A preferred stock exceeds $15.00 per share for ten consecutive trading days.
      Ranking. Our Series A Convertible Preferred Stock ranks senior to our common stock as to dividend rights or rights upon our liquidation, winding-up or dissolution.
      While any shares of any series of our Series A Convertible Preferred Stock are outstanding, we may not authorize, increase the authorized amount of, or issue any shares of, any class or series of stock (or any security convertible into Senior Stock) having rights pari passu with the Series A Convertible Preferred Stock as to dividends or liquidation and any right to vote, whether as a separate class or otherwise, on any matter as to which the Series A Convertible Preferred Stock is not entitled to vote (other than a matter that can have no effect on the rights of the Series A Convertible Preferred Stock) without the affirmative vote of the holders of at least 50% of the outstanding shares of Series A Convertible Preferred Stock voting separately as a class. See “— Voting Rights” below
      Dividends. Holders of shares of Series A Convertible Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 8% per share on the liquidation preference thereof of $10 per share of Series A Convertible Preferred Stock (equivalent to $0.80 per annum per share). Dividends are payable quarterly on March 31, June 30, September 30 and December 31 of each year.
      Accumulations of dividends on shares of the Series A Convertible Preferred Stock do not bear interest. Dividends payable on the Convertible Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months.
      No dividends or other distributions (other than a dividend payable solely in shares of common stock or other capital stock ranking junior as to dividend rights to the Series A Convertible Preferred Stock) may be declared, made or paid, or set apart for payment and purchases, redemptions or other acquisitions of shares of common stock or other capital stock ranking junior as to dividend rights to the Series A Convertible Preferred may not be unless all accrued and unpaid dividends (including the full dividend for the then current dividend period) have been paid or declared and set apart for payment.
      Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Series A Convertible Preferred Stock, is limited by the terms of our outstanding indebtedness.
      Liquidation Preference. In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of the Series A Convertible Preferred Stock will be entitled to receive and to be paid out of our assets legally available for distribution to our stockholders, before any payment or distribution is made to holders of common stock, or other class or series of capital stock ranking junior to the Series A Convertible Preferred Stock in liquidation rights, a liquidation preference in the amount of $10 per share of the Series A Convertible Preferred Stock, plus accrued and unpaid dividends thereon to the date fixed for liquidation, winding-up or dissolution. However, such rights shall accrue to the holders of the Series A Preferred Stock only in the event that payments with respect to the liquidation preferences of the holders of our capital stock ranking senior as to liquidation rights to the Series A Convertible Preferred Stock are fully met. The holders of Series A Convertible Preferred Stock and all classes of stock hereafter issued that rank on a parity as to liquidation rights with the Series A Convertible Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Series A Convertible Preferred Stock will have no right or claim to any of our remaining assets.
      Neither the sale of all or substantially all of our assets or business (other than in connection with the liquidation, winding-up or dissolution of its business), nor our merger, consolidation or other business combination into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.
      The Series A Convertible Preferred Stock designation does not contain any provisions requiring funds to be set aside to protect the liquidation preference of the Convertible Preferred Stock.
      Voting Rights. The holders of the Series A Convertible Preferred Stock have no voting rights except as set forth below or as otherwise required by the Delaware General Corporation Law.
      If dividends on the Series A Convertible Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Series A Convertible Preferred Stock, voting as a separate class with any other stock having parity with the Series A Convertible Preferred Stock as to dividends and having similar voting rights that are exercisable, will be entitled at our next regular or special meeting of stockholders to elect two additional directors to our board of directors. Upon the election of additional directors, the number of directors that compose our board shall be increased by two. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Series A Convertible Preferred Stock has been paid in full.
      In addition, the affirmative vote of the holders of at least 66 2/3% of outstanding Series A Convertible Preferred Stock, voting separately as a class, is required to (i) amend, alter or repeal (by merger or otherwise) any provision of our Certificate of Incorporation or the Bylaws to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Series A Convertible Preferred Stock, (ii) authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, having rights senior to the Series A Convertible Preferred Stock as to dividends or liquidation, or (iii) effect any reclassification of the Series A Convertible Preferred Stock.
      So long as any Series A Convertible Preferred Stock is outstanding, we will not, without the affirmative vote of the holders of at least 50 percent of all outstanding shares of Series A Preferred Stock, voting separately as a class, whether or not a vote of the stockholders would otherwise be required by law, (i) authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, having rights pari passu with the Series A Convertible Preferred Stock as to dividends or liquidation and any right to vote, whether as a separate class or otherwise, on any matter (other than a matter that can have no effect on the rights of the Series A Convertible Preferred Stock) as to which the Series A Convertible Preferred Stock is not entitled to vote, or (ii) incur indebtedness for money borrowed or authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, having rights pari passu with the Series A Convertible Preferred Stock as to dividends or liquidation if, immediately following such event, Adjusted Stockholders’ Equity shall be less than the aggregate liquidation preferences of the Series A Convertible Preferred Stock and all classes and series of stock of the Corporation ranking senior to or pari passu with the Series A Convertible Preferred Stock as to liquidation preference. Adjusted Stockholders’ Equity shall mean the Stockholders’ Equity of the Corporation, as shown on its most recent balance sheet filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) increased by (A) any amount of any liability or other reduction in Stockholders’ Equity attributable to the Series A Convertible Preferred Stock and any class or series of our stock ranking senior to or pari passu with the Series A Preferred Stock as to liquidation preference and (B) the net proceeds of any of our equity financing since the date of such balance sheet, and reduced by the amount of any reduction in Stockholders’ Equity resulting from a disposition of assets since the date of such balance sheet which disposition of assets is required to be described on Form 8-K under the Exchange Act.
      In all cases in which the holders of Series A Convertible Preferred Stock are entitled to vote, each share of Series A Convertible Preferred Stock shall be entitled to one vote.
      Redemption. We may, at our option, redeem all or part of the shares of the Series A Convertible Preferred Stock then outstanding on any date set by the Board of Directors at any time. The redemption price, to be paid in cash, for each share of Series A Convertible Preferred Stock shall be $12.00 plus any accrued and unpaid dividends, whether or not declared.
      If fewer than all of the outstanding shares of Series A Convertible Preferred Stock are to be redeemed we will designate those shares to be redeemed pro rata or by lot or in such other manner as our Board of Directors may determine. We will have no mandatory redemption, retirement or sinking fund obligation with respect to the Series A Preferred Stock. In the event that we are in arrears on the payment of accrued and unpaid dividends on the Series A Preferred Stock, we will not redeem any of the then outstanding shares of the Series A Convertible Preferred Stock until all such accrued dividends and (except with respect to shares to be redeemed) the then current quarterly dividend have been paid in full.
      Corporate Change. If a Corporate Change (as defined below) should occur with respect to us, each holder of Series A preferred stock shall have the right, at the holder’s option, for a period of 45 days after the mailing of a notice by us that a Corporate Change has occurred, to convert all, but not less than all, of such holder’s Series A preferred stock into Marketable Stock (as defined below) with an aggregate Market Value (as defined below) equal to the Adjusted Value (as defined below) of the Series A preferred stock. If following a Corporate Change no Marketable Stock is outstanding, each holder of Series A preferred stock will have a special conversion right, if he so elects, to receive an amount of securities, cash or other property distributed to holders of common stock in the Corporate Change. The value of such amount will equal the Adjusted Value per share of the Series A preferred stock. We or our successor, as the case may be, may, at our/their option, in lieu of providing Marketable Stock, provide the holder with cash equal to the Adjusted Value of the shares of Series A preferred stock. If the Series A preferred stock becomes subject to this special conversion right due to a Corporate Change, the Series A preferred stock remains convertible into the kind and amount of securities, cash or other assets that the holders would have owned immediately after the Corporate Change if the holders had converted the Series A preferred stock immediately before the effective date of the Corporate Change.
      At least 30 days prior to the proposed effective date of a Corporate Change, we will mail to each holder of Series A preferred stock a notice setting forth the details of the proposed Corporate Change and the special conversion right. Within 30 days of the occurrence of a Corporate Change with respect to us, we will mail to each registered holder of Series A preferred stock a notice of such occurrence setting forth details regarding the special conversion right of such Corporate Change. A holder of Series A preferred stock must exercise the special conversion right within the 45-day period after the mailing of such notice of occurrence by us or such special conversion right shall expire. Exercise of such conversion right shall be irrevocable, and dividends on Series A preferred stock tendered for special conversion shall cease to accrue from and after the conversion date.
      A “Corporate Change” means:

•	the occurrence of any transaction or event in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive cash, securities, property or other assets; or

•	the conveyance, sale, lease, assignment, transfer or other disposal of all or substantially all of our property, business or assets.
      The “Adjusted Value” of a share of Series A preferred stock is an amount equal to the Stated Value; provided, however, that if the Reference Value of a share of common stock exceeds both the Market Value of a share of common stock and the Applicable Value, then the Adjusted Value shall be determined by multiplying the greater of the Market Value of a share of common stock or the Applicable Value by the quotient of the Stated Value of a share of Series A preferred stock divided by the Reference Value per share of common stock.
      The “Applicable Value” means an amount equal to the sum of the cash, Market Value of Marketable Stock and the value of any other securities, property or other consideration distributed to holders of common stock for each share of common stock upon or in connection with a Corporate Change.
      “Market Value” of the common stock, or of the common stock of the corporation that is the successor to all or substantially all of our business and assets as a result of a Corporate Change, shall be the average of the closing market price of such common stock or other common stock, as the case may be, for the five business days ending on the last business day preceding the date of the Corporate Change.
      The term “Marketable Stock” means our common stock or the common stock of our successor as a result of a Corporate Change, which in either case is listed on the NYSE or the American Stock Exchange or approved for quotation in the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices in the United States.
      “Stated Value” of a share of Series A preferred stock converted during the 45-day period following the occurrence of a Corporate Change means the price per share we would be required to pay if we exercised our option to redeem such shares on the conversion date, plus an amount equal to the amount by which the Market Value of the common stock exceeds the exercise price of the Warrant.
      The term “Reference Value” means $0.24 per share as may be adjusted.
Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws
      The provisions of our certificate of incorporation and bylaws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.
      Written Consent of Shareholders. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be taken at a duly called meeting of stockholders or by written consent of stockholders owning the minimum number of shares required to approve such action. Any action by our stockholders must be taken at an annual or special meeting of stockholders. Special meetings of the stockholders may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President, by a majority of the board of directors, on the written request of any two directors, or by the Secretary. A special meeting must be called by the Chairman of the Board, the President or the Secretary

when a written request is delivered to such officer, signed by the holders of at least 10% of the issued and outstanding stock entitled to vote at such meeting.
      Advance Notice Procedure for Shareholder Proposals. Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors, as well as for stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

•	with respect to an election to be held at the annual meeting of stockholders, 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders;

•	with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed to stockholders or public disclosure of the date of the meeting was made, whichever first occurs, and must contain specified information concerning the person to be nominated.
      Notice of stockholders’ intent to raise business at an annual meeting must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the preceding annual meeting of stockholders. These procedures may operate to limit the ability of stockholders to bring business before a stockholders’ meeting, including with respect to the nomination of directors or considering any transaction that could result in a change in control. These advance notice procedures are not applicable prior to the trigger date.
      Classified Board; Removal of Director. Our bylaws provide that the members of our board of directors are divided into three classes as nearly equal as possible. Each class is elected for a three-year term. At each annual meeting of shareholders, approximately one-third of the members of the board of directors are elected for a three-year term and the other directors remain in office until their three-year terms expire. Furthermore, our bylaws provide that neither any director nor the board of directors may be removed without cause, and that any removal for cause would require the affirmative vote of the holders of at least a majority of the voting power of the outstanding capital stock entitled to vote for the election of directors. Thus, control of the board of directors cannot be changed in one year without removing the directors for cause as described above; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed.
Limitation of Liability of Directors
      Our certificate of incorporation provide that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; and

•	for any transaction from which the director derived an improper personal benefit.
      The effect of these provisions is to eliminate the rights of Goodrich and our stockholders, through stockholders’ derivative suits on behalf of Goodrich, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.
DESCRIPTION OF DEPOSITARY SHARES
General
      We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the “Bank Depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.
      We have summarized selected provisions of a depositary agreement and the related depositary receipts. The summary is not complete. The forms of the depositary agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC via a Current Report on Form 8-K prior to our offering of the depositary shares, and you should read such documents for provisions that may be important to you.
Dividends and Other Distributions
      If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.
Redemption of Depositary Shares
      If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.
Voting the Preferred Stock
      Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.
Amendment and Termination of the Depositary Agreement
      The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Charges of Bank Depositary
      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.
Withdrawal of Preferred Stock
      Upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.
Miscellaneous
      The Bank Depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the Bank Depositary and that we are required to furnish to the holders of the preferred stock.
      Neither the Bank Depositary nor we will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the depositary agreement. The obligations of the Bank Depositary and us under the depositary agreement will be limited to performance in good faith of our duties thereunder, and neither of us will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. Further, both of us may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.
Resignation and Removal of Bank Depositary
      The Bank Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. Such successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.
DESCRIPTION OF WARRANTS
      We may issue warrants for the purchase of our common stock. Warrants may be issued independently or together with Debt Securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.
      You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:

(1) the number of shares of common stock purchasable upon exercise of the warrants and the price at which such number of shares of common stock may be purchased upon exercise of the warrants;

(2) the date on which the right to exercise the warrants commences and the date on which such right expires (the “Expiration Date”);

(3) United States federal income tax consequences applicable to the warrants;

(4) the amount of the warrants outstanding as of the most recent practicable date; and

(5) any other terms of the warrants.
      Warrants will be offered and exercisable for United States dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of shares of common stock at such exercise price as is in each case set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.
      Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of common stock, including the right to receive payments of any dividends on the common stock purchasable upon exercise of the warrants, or to exercise any applicable right to vote.
PLAN OF DISTRIBUTION
      We and the selling stockholder may sell securities pursuant to this prospectus in or outside the United States (a) through underwriters or dealers, (b) through agents or (c) in private sales directly to one or more purchasers, including our existing shareholders in a rights offering. The prospectus supplement relating to any offering of securities will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us or the selling stockholder;

•	the net proceeds to us or the selling stockholder from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.
Sale Through Underwriters or Dealers
      If we or the selling stockholder use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we or the selling stockholder inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.
      During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the offered securities or preventing or retarding a decline in the market price of the offered securities. As a result, the price of the offered securities may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
      If we or the selling stockholder use dealers in the sale of securities, the securities will be sold directly to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.
Direct Sales and Sales Through Agents
      We or the selling stockholder may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We or the selling stockholder may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities.

      We or the selling stockholder may sell the securities through agents we designate from time to time. Unless we or the selling stockholder inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.
Private Sales
      Our common stock covered by this prospectus which qualifies for sale pursuant to Rule 144 under the Securities Act may be sold by the selling stockholder under Rule 144 rather than pursuant to this prospectus.
Delayed Delivery Contracts
      If we or the selling stockholder so indicate in the prospectus supplement, we or the selling stockholder may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.
General Information
      We or the selling stockholder may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their business.
LEGAL MATTERS
      Our legal counsel, Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters in connection with certain the offered securities. The validity of issuance of certain of the offered securities and other matters arising under Louisiana law are being passed upon by Sinclair Law Firm, L.L.C., Shreveport, Louisiana. Legal counsel to any underwriters may pass upon legal matters for such underwriters.
EXPERTS
      The consolidated financial statements of Goodrich Petroleum Corporation as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated in this prospectus in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference in this prospectus and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2004, consolidated financial statements refers to a change in the method of accounting for abandonment obligations in accordance with Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” as of January 1, 2003.

Prospectus Supplement
Prospectus

3,000,000 shares
Common Stock

PROSPECTUS SUPPLEMENT

                        , 2005
Bear, Stearns & Co. Inc.
Johnson Rice &
Company L.L.C.
Simmons & Company
International